Filed Pursuant to Rule 424(b)(3)

Registration No. 333-155722

PROSPECTUS

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

1,000,000 Common Shares of Beneficial Interest

Distribution Reinvestment and Share Purchase Plan

The Distribution Reinvestment and Share Purchase Plan of Pennsylvania Real Estate Investment Trust provides owners of our common shares of beneficial interest, $1.00 par value per share, with a simple and convenient method of purchasing additional shares. Some significant features of the Plan are:

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You may participate in the Plan if you own our common shares or limited partner interests in PREIT Associates, L.P., our operating partnership. If you do not own our common shares or limited partner interests in our operating partnership, you can participate in the Plan by making a minimum initial investment of $250.

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You may purchase additional common shares by automatically reinvesting some or all of your cash dividends on our common shares or cash distributions on limited partner interests in our operating partnership.

•	You may also purchase common shares by making optional cash investments of $50 to $5,000 per calendar month. In some instances we may permit greater optional cash investments.

Those holders of our common shares who do not participate in the Plan will receive cash distributions, as declared, in the usual manner.

To enroll in the Plan, simply complete the enclosed Account Authorization Form and return it in the envelope provided. Enrollment in the Plan is entirely voluntary and participants may terminate their participation at any time. A broker, bank or other nominee may reinvest distributions and make optional cash investments on behalf of beneficial owners.

Our common shares currently trade on the New York Stock Exchange under the symbol “PEI.” On December 18, 2008, the last reported sale price of our common shares on the New York Stock Exchange was $5.65 per share.

You should consider the risks that we have described in “Risk Factors” on page 2 of this prospectus and included in documents that we file with the Securities and Exchange Commission before investing in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 19, 2008.

References in this prospectus to “we,” “our,” “us” and “our Company” refer to Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust, PREIT Associates, L.P., and any of our other subsidiaries. PREIT Associates, L.P., is a Delaware limited partnership of which we are the sole general partner and to which we refer in this prospectus as our operating partnership. All references to “common shares” or “Shares” refer to Pennsylvania Real Estate Investment Trust’s common shares of beneficial interest, par value $1.00 per share.

You should rely only on the information contained in this prospectus, in an accompanying prospectus supplement or incorporated by reference herein or therein. We have not authorized anyone to provide you with information or make any representation that is not contained or incorporated by reference in this prospectus or an accompanying prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and this prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after the respective dates of the prospectus and such prospectus supplement or supplements, as applicable, even though this prospectus and such prospectus supplement or supplements are delivered or common shares are sold pursuant to the prospectus and such prospectus supplement or supplements at a later date. Since the respective dates of the prospectus contained in this registration statement and any accompanying prospectus supplement, our business, financial condition, results of operations and prospects might have changed.

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SUMMARY

The Company

We are a Pennsylvania business trust founded in 1960 and one of the first equity REITs in the United States, and we have a primary investment focus on retail shopping malls and strip and power centers located in the Mid-Atlantic region or in the eastern half of the United States. Our portfolio currently consists of a total of 56 properties. Our operating portfolio contains 52 retail properties in 13 states and includes 38 shopping malls and 14 strip and power centers. The retail properties have a total of approximately 34.4 million square feet. The retail properties we consolidate for financial reporting purposes have a total of approximately 29.9 million square feet, of which we own approximately 23.5 million square feet. The retail properties that are owned by unconsolidated partnerships with third parties have a total of approximately 4.5 million square feet, of which 2.9 million square feet are owned by such partnerships. The ground-up development portion of our portfolio contains four properties.

We are a fully integrated, self-managed and self-administered REIT that has elected to be treated as a REIT for federal income tax purposes. We are required each year to distribute to our shareholders at least 90% of our net taxable income (excluding net capital gain) and to meet certain other requirements in order to maintain the favorable tax treatment associated with qualifying as a REIT.

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates, L.P. We are the sole general partner of our operating partnership and, as of September 30, 2008, held a 94.6% controlling interest in our operating partnership. We consolidate our operating partnership for financial reporting purposes. We own our interests in our properties through various ownership structures, including partnerships or tenancy in common arrangements. We own interests in some of these properties directly and have pledged the entire economic benefit of ownership to our operating partnership.

We provide management, leasing and development services through our subsidiaries PREIT Services, LLC, which generally develops and manages properties that we consolidate for financial reporting purposes, and PREIT-RUBIN, Inc., which generally develops and manages properties in which we own interests through partnerships with third parties and properties that are owned by third parties in which we do not own an interest. PREIT-RUBIN is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer an expanded menu of services to tenants without jeopardizing our continued qualification as a REIT under federal tax law.

Our primary objective is to maximize long term value for our shareholders. To that end, our business goals are to maximize rental income, tenant sales and occupancy at our properties in order to maximize cash flows, funds from operations, funds available for distribution to shareholders, and other operating measures and results, and ultimately to maximize the values of our properties.

Our principal corporate offices are located at The Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania 19102-3803, and our telephone number is (215) 875-0700. We maintain a web site that contains information about us at www.preit.com. The information included on the web site is not, and should not be considered to be, a part of this prospectus.

About this Prospectus

This prospectus describes the common shares of beneficial interest of Pennsylvania Real Estate Investment Trust. As we describe below in the section entitled “Where to Find Additional Information,” we have filed and plan to continue to file other documents with the Securities and Exchange Commission, or the SEC, that contain information about us. Before you decide whether to invest in our common shares, you should read this prospectus and the information we otherwise file with the SEC.

RISK FACTORS

Investment in the common shares offered pursuant to this prospectus involves risks. You should carefully consider the risk factors incorporated into this prospectus by reference to our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and the other information contained in this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the risk factors and other information contained in any applicable prospectus supplement before acquiring any common shares. The occurrence of any of the events described in these risks might cause you to lose all or part of your investment in our common shares. Please also refer to the section below entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. When used, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “result,” “should,” “will” and similar expressions that do not relate solely to historical matters are intended to identify forward looking statements. Future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

•	general economic, financial and political conditions, including credit market conditions, changes in interest rates or the possibility of war or terrorist attacks;

•	changes in local market conditions, such as the supply of or demand for retail space, or other competitive factors;

•	changes in the retail industry, including any deterioration in the financial condition of our tenants, which may lead to consolidation and store closings;

•	concentration of our properties in the Mid-Atlantic region;

•	risks relating to development and redevelopment activities, including risks associated with construction and receipt of governmental and tenant approvals;

•	our ability to raise capital through public and private offerings of debt or equity securities and other financing risks, including the availability of adequate funds at a reasonable cost;

•	our ability to manage simultaneously several redevelopment and development projects, including projects involving mixed use;

•	our ability to maintain and increase property occupancy and rental rates;

•	our dependence on our tenants’ business operations and their financial stability;

•	increases in operating costs that cannot be passed on to tenants;

•	our ability to acquire additional properties and our ability to integrate acquired properties into our existing portfolio;

•	our short- and long-term liquidity position;

•	possible environmental liabilities;

•	our ability to obtain insurance at a reasonable cost; and

•	existence of complex regulations, including those relating to our status as a REIT, and the adverse consequences if we were to fail to qualify as a REIT.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors,” including the risks incorporated therein from our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as updated by our future filings, including any applicable prospectus supplement.

WHERE TO FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part. This prospectus and any accompanying prospectus supplement do not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our Company and the common shares registered hereby, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus and any accompanying prospectus supplement as to the contents of any contract or other document referred to in, or incorporated by reference in, this prospectus and any accompanying prospectus supplement are not necessarily complete and, where that contract or other document is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the registration statement and other documents we file with the SEC may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the documents we file with the SEC can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings are also available to you on the SEC’s website at http://www.sec.gov. In addition, you can inspect reports and other information we file with the SEC at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and the information we file later with the SEC will automatically update and supersede the information filed earlier. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the shares covered by this prospectus is completed, including all filings made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement; provided, however, that we are not incorporating by reference any additional documents or information furnished and not filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	our Current Reports on Form 8-K, filed with the SEC on January 28, 2008, February 26, 2008, April 14, 2008, May 27, 2008, August 29, 2008, September 10, 2008 and September 18, 2008; and

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the description of our common shares contained in our Registration Statement on Form 8-A dated December 17, 1997, and all amendments or reports filed with the SEC for the purpose of updating such description.

You may obtain copies of any of these filings by contacting us at the address and phone number indicated below or by contacting the SEC or New York Stock Exchange (“NYSE”) as described above. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost, by writing or telephoning our General Counsel at:

Pennsylvania Real Estate Investment Trust

200 South Broad Street

Philadelphia, PA 19102-3803

(215) 875-0700

Attention: General Counsel

Readers should only rely on the information provided or incorporated by reference in this prospectus or in any applicable supplement to this prospectus. Readers should not assume that the information in this prospectus or any applicable supplement is accurate as of any date other than the date on the front cover of the applicable document.

DESCRIPTION OF THE PLAN

The Distribution Reinvestment and Share Purchase Plan (the “Plan”) provides record and beneficial owners of our common shares or limited partner interests in PREIT Associates, L.P. (collectively, “Eligible Shareholders”) and interested new investors who are not currently Eligible Shareholders (“Interested New Investors” and, together with Eligible Shareholders, “Participants”) with a convenient and attractive method of investing cash dividends made on Shares and cash distributions made on units of limited partner interest in PREIT Associates, L.P. (together with such cash dividends, “Distributions”) and optional cash payments in additional Shares without payment of any brokerage commissions or service charges. The price to be paid for Shares purchased under the Plan will be a price reflecting a 1% discount from the Market Price (as defined in Question 11) for the reinvestment of cash Distributions and for optional cash payments that do not exceed $5,000, and a price reflecting a discount ranging between 0% and 5% (the “Discount”) from the Market Price for the investment of optional cash payments made pursuant to Requests for Waiver, to the extent shares are purchased directly from us. The Discount is subject to change (but will not vary from the range of between 0% and 5%) from time to time at our discretion after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs.

Subject to the availability of Shares registered for issuance under the Plan, there is no minimum or maximum limitation on the amount of Distributions a Participant may reinvest under the Plan, provided that Distributions in excess of $25,000 may be reinvested only with our permission. See Question 2. As of the date hereof, 1,000,000 Shares have been registered and are available for sale under the Plan.

Participants electing to invest optional cash payments in additional Shares are subject to a minimum purchase per month of $50, provided that the initial minimum investment amount for Interested New Investors is $250, and a maximum per month purchase limit of $5,000 (subject to waiver). See Question 16. Optional cash payments in excess of $5,000 may be made only upon our acceptance of a completed Request for Waiver form from a Participant. See Question 16. Each month, at least three business days prior to each Optional Cash Payment Due Date (as defined in Question 17), we will establish the Discount and Threshold Price, if any (as defined in Question 16), applicable to optional cash payments pursuant to Requests for Waiver. The Discount, which may vary each month, will be established in our sole discretion after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs. With respect to optional cash payments for purchases pursuant to Requests for Waiver only, for each Trading Day of the related Pricing Period (each as defined in Question 11) on which the Threshold Price is not satisfied, one-twelfth of a Participant’s optional cash payment will be returned without interest. Optional cash payments that do not exceed $5,000 and the reinvestment of Distributions in additional Shares will receive a discount of 1% and will not be subject to the Threshold Price, if any. Optional cash payments of less than $50 and that portion of any optional cash payment that exceeds the maximum monthly purchase limit of $5,000, unless such limit has been waived, are subject to return to the Participant without interest. Participants may request that any or all shares held in the Plan be sold by the Plan Administrator (as defined in Question 4) on behalf of such Participants, at a nominal charge to the Participant. See Question 23.

We expect to grant Requests for Waiver to Participants that are financial intermediaries, including brokers and dealers, and other Participants in the future. Grants of Requests for Waiver will be made in our sole discretion based on a variety of factors, which may include: our current and projected capital needs, the alternatives available to us to meet those needs, prevailing market prices for Shares, general economic and market conditions, potential aberrations in the price or trading volume of the Shares, the potential disruption of the price of the Shares by a financial intermediary, the number of Shares held by the Participant submitting the waiver request, the past actions of a Participant under the Plan, the aggregate amount of optional cash payments for which such waivers have been submitted and the administrative constraints associated with granting such waivers. If such Requests for Waiver are granted, a portion of the Shares available for issuance under the Plan will be purchased by Participants (including brokers or dealers) who, in connection with any resales of such Shares, may be deemed to be underwriters within the meaning of the Securities Act. To the extent that Requests for Waiver are granted, it is expected that a greater number of Shares will be issued under the optional cash payment feature of the Plan as opposed to the Distribution reinvestment feature of the Plan.

Financial intermediaries may purchase a significant portion of the Shares issued pursuant to the optional cash payment feature of the Plan. We do not have any formal or informal understanding with any such organizations and, therefore, the extent of such financial intermediaries’ participation under the Plan cannot be estimated at this time. Participants that are financial intermediaries that acquire Shares under the Plan with a view to distribution of such Shares or that offer or sell Shares for us in connection with the Plan may be deemed to be underwriters within the meaning of the Securities Act.

From time to time, financial intermediaries, including brokers and dealers, may engage in positioning transactions in order to benefit from the discount from the Market Price of the Shares acquired through the cash payment feature of the Plan. Such transactions may cause fluctuations in the price or trading volume of the Shares. Financial intermediaries that engage in positioning transactions may be deemed to be underwriters within the meaning of the Securities Act. The Plan is intended for the benefit of our investors and not for individuals or investors who engage in transactions that may cause aberrations in the price or trading volume of the Shares.

The Plan

The Plan was adopted by our board of trustees on February 2, 1999 and, in connection with the filing of this prospectus, the board of trustees approved increasing the number of Shares available under the plan to 1,000,000. The following questions and answers explain and constitute the Plan. Shareholders who do not participate in the Plan will receive cash Distributions, as declared and paid in the usual manner.

Purpose

1. What is the purpose of the Plan?

The primary purpose of the Plan is to provide Eligible Shareholders with a convenient and simple method of increasing their investment in our Shares by investing cash Distributions and optional cash payments in additional Shares, without payment of any brokerage commission or service charge. See Question 5 for a description of the holders who are eligible to participate in the Plan. The Plan may also be used by us to raise additional capital through the sale each month of a portion of the Shares available for issuance under the Plan to Eligible Shareholders and Interested New Investors (including brokers or dealers). These sales will be effected through our ability to waive limitations applicable to the amounts that Participants may invest pursuant to the Plan’s optional cash payment feature.

See Question 16 for information concerning limitations applicable to optional cash payments and certain of the factors considered by us in granting waivers. To the extent that shares are purchased from us under the Plan, we will receive additional funds that we propose to use for the acquisition, development and improvement of properties, repayment of indebtedness, capital expenditures, working capital, and other general corporate purposes. The Plan is intended for the benefit of our investors and not for individuals or investors who engage in transactions that may cause aberrations in the price or trading volume of Shares. From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the Market Price of the Shares acquired through the reinvestment of Distributions or optional cash payments under the Plan. Such transactions may cause fluctuations in the price or trading volume of the Shares. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible Participants in order to eliminate practices that are, in our sole discretion, not consistent with the purposes or operation of the Plan or that affect adversely the price of the Shares.

Options Available To Participants

2. What options are available to enrolled Participants?

Eligible Shareholders may elect to have cash Distributions paid on all or a portion of their Shares reinvested automatically in additional Shares, provided that Distributions in excess of $25,000 may be reinvested only with our permission. Cash Distributions are paid on the Shares when and as declared by our board of trustees. There is no minimum limitation on the amount of Distributions an Eligible Shareholder may reinvest under the Distribution reinvestment feature of the Plan.

Each month, Participants may also elect to invest optional cash payments in additional Shares, subject to a minimum purchase per month of $50, provided that the initial minimum investment amount for Interested New Investors is $250, and a maximum per month purchase limit of $5,000, subject to waiver. See Question 16 for information concerning limitations applicable to optional cash payments and the availability of waivers with respect to such limitations. Participants may make optional cash payments each month even if Distributions on their Shares are not being reinvested and whether or not a Distribution has been declared.

Advantages and Disadvantages

3. What are the advantages and disadvantages of the Plan?

Advantages:

(a) The Plan provides Participants with the opportunity to reinvest cash Distributions paid on all or a portion of their Shares in additional Shares at a 1% discount from the Market Price without payment of any brokerage commission or service charge.

(b) The Plan provides Participants with the opportunity to make monthly investments of optional cash payments, subject to minimum and maximum amounts, for the purchase of additional Shares without payment of any brokerage commission or service charge, which purchases may be made at the Market Price of the Shares less a discount of 1% for optional cash payments of not less than $50, provided that the initial minimum investment amount for Interested New Investors is $250, and up to $5,000 per month, and a Discount ranging between 0% and 5% (as determined in accordance with the Plan) for optional cash payments made pursuant to accepted Requests for Waiver, to the extent Shares are purchased directly from us.

(c) Subject to the availability of Shares registered for issuance under the Plan and to our permission for Distributions in excess of $25,000, all cash Distributions paid on Participants’ shares can be invested fully in additional Shares because the Plan permits fractional shares to be credited to Plan accounts. Distributions on such fractional shares, as well as on whole shares, will also be reinvested in additional shares that will be credited to Plan accounts.

(d) The Plan Administrator, at no charge to Participants, provides for the safekeeping of certificates for Shares credited to each Plan account.

(e) Periodic statements reflecting all current activity, including Share purchases and latest Plan account balance, simplify Participants’ record keeping. See Question 24 for information concerning reports to Participants.

Disadvantages:

(a) No interest will be paid by us or the Plan Administrator on Distributions or optional cash payments held pending reinvestment or investment. See Question 10. In addition, optional cash payments in excess of $5,000 for purchases made pursuant to Requests for Waiver may be subject to return to the Participant without interest in the event that the Threshold Price, if any, is not met for any Trading Day during the related Pricing Period. See Question 16.

(b) With respect to optional cash payments, the actual number of shares to be issued to a Participant’s Plan account will not be determined until after the end of the relevant Pricing Period. Therefore, during the Pricing Period, Participants will not know the actual number of shares they have purchased.

(c) With respect to certain optional cash payments and Distribution reinvestments, the Market Price may exceed the price at which Shares are trading on the Investment Date (as defined in Question 10) when the shares are issued or thereafter.

(d) Because optional cash payments must be received by the Plan Administrator prior to the related Pricing Period, such payments may be exposed to changes in market conditions for a longer period of time than in the case of typical secondary market transactions. In addition, once received by the Plan Administrator, optional cash payments will not be returned to Participants unless a written request is directed to the Plan Administrator at least five business days prior to the Optional Cash Payment Due Date for the Investment Date with respect to which optional cash payments have been delivered by such Participant. See Questions 17 and 19.

(e) Resales of Shares credited to a Participant’s account under the Plan will involve a nominal fee per transaction and a brokerage commission paid to the Plan Administrator (if such resale is made by the Plan Administrator at the request of a Participant). See Questions 23 and 29.

(f) Prospective investors in Shares should consider carefully the matters noted above in “Risk Factors” and “Forward-Looking Statements” prior to making an investment in the Shares.

Administration

4. Who administers the Plan?

We have retained Wells Fargo Bank, National Association, as plan administrator (the “Plan Administrator”) to administer the Plan, keep records, send statements of account activity to each Participant and perform other duties relating to the Plan. See Question 24 for information concerning reports to Participants. Shares purchased under the Plan and held by the Plan Administrator will be registered in the Plan Administrator’s name or the name of its nominee for the benefit of the Participants. In the event that the Plan Administrator resigns or otherwise ceases to act as plan administrator, we will appoint a new plan administrator to administer the Plan. The Plan Administrator also acts as Distribution disbursing agent, transfer agent and registrar for the Shares.

Participation

For purposes of this section, responses will be based on the method by which the Participant holds his or her Shares. Generally, shareholders are either “Record Owners” or “Beneficial Owners.” A Record Owner is a holder who owns Shares in his or her own name. A Beneficial Owner is a holder who owns Shares beneficially that are registered in a name other than his or her own name (for example, the shares are held in the name of a broker, bank or other nominee). A Record Owner may participate in the Plan directly, whereas a Beneficial Owner will either have to become a Record Owner by having one or more shares transferred into his or her own name or coordinate his or her participation in the Plan through the broker, bank or other nominee in whose name the Beneficial Owner’s shares are held. If a Beneficial Owner who desires to become a Participant encounters any difficulties in coordinating his or her participation in the Plan with his or her broker, bank or other nominee, he or she should call the Plan Administrator at (800) 468-9716.

5. Who is eligible to participate?

All Record Owners or Beneficial Owners of at least one Share are eligible to participate in the Plan. A Record Owner may participate in the Plan directly. A Beneficial Owner must either become a Record Owner by having one or more shares transferred into his or her own name or arrange with the broker, bank or other nominee who is the record holder to participate on his or her behalf. In addition, Interested New Investors may participate in the optional cash payment feature of the Plan. See Question 6. To facilitate participation by Beneficial Owners, we have made arrangements with the Plan Administrator to reinvest Distributions, on a per Distribution basis, and accept optional cash payments under the Plan by record holders such as brokers, banks and other nominees, on behalf of Beneficial Owners. See Question 6.

Regulations in certain countries may limit or prohibit participation in this type of Plan. Accordingly, Record Owners and Beneficial Owners residing outside the United States who wish to participate in the Plan should first determine whether they are subject to any governmental regulations prohibiting their participation.

We may terminate, by written notice, at any time, any Participant’s individual participation in the Plan if such participation would be in violation of the restrictions contained in our Trust Agreement or By-laws, each as amended and/or restated from time to time. Such restrictions prohibit any person or group of persons from acquiring or holding, directly or indirectly, ownership of a number of shares of beneficial interest or any class or series of our shares of beneficial interest in excess of 9.9% of the number or value of the outstanding shares of such class or series. The meanings ascribed to the terms “group” and “ownership” may cause a person who owns less than 9.9% of the shares outstanding in an individual capacity to be deemed to be holding shares in excess of the foregoing limitation. Our Trust Agreement provides that in the event a person acquires shares of beneficial interest in excess of the foregoing limitation, the excess shares will be transferred to a trustee for the benefit of a charitable beneficiary designated by us pursuant to the Trust Agreement. Under the Trust Agreement, certain transfers or attempted transfers that would jeopardize our qualification as a real estate investment trust for tax purposes may be void to the fullest extent permitted by law.

6. How does an Eligible Shareholder or Interested New Investor participate?

Eligible Shareholders

Record Owners may join the Plan by completing and signing the Account Authorization Form and, if applicable, a Request for Waiver, and returning it or them to the Plan Administrator. Account Authorization Forms may be obtained at any time by telephoning the Plan Administrator at (800) 468-9716, by telephoning us at (215) 875-0735 or toll free at (866) 875-0700 Extension 735 or by visiting our web site at www.preit.com. Requests for Waiver may be obtained at any time, by telephoning us at (215) 875-0735 or toll free at (866) 875-0700 Extension 735 or by visiting our web site at www.preit.com.

If a Record Owner or the broker, bank or other nominee on behalf of a Beneficial Owner submits a properly executed Account Authorization Form without electing an investment option, such Account Authorization Form will be deemed to indicate the intention of such Record Owner or Beneficial Owner, as the case may be, to apply all cash Distributions and optional cash payments, if applicable, toward the purchase of additional Shares. See Question 7 for investment options.

Interested New Investors

Interested New Investors may join the Plan by completing and signing the Account Authorization Form and, if applicable, a Request for Waiver, and returning it or them to the Plan Administrator. Account Authorization Forms may be obtained at any time by telephoning the Plan Administrator at (800) 468-9716, by telephoning us at (215) 875-0735 or toll free at (866) 875-0700 Extension 735 or by visiting our web site at www.preit.com. Requests for Waiver may be obtained at any time, by telephoning us at (215) 875-0735 or toll free at (866) 875-0700 Extension 735 or by visiting our web site at www.preit.com.

7. What does the Account Authorization Form provide?

The Account Authorization Form directs us to pay to the Plan Administrator each Participant’s cash Distributions on all or a specified number of Shares owned by the Participant on the applicable record date (“Participating Shares”), as well as on all whole and fractional Shares credited to a Participant’s Plan account (“Plan Shares”). The Account Authorization Form directs the Plan Administrator to purchase on the Investment Date additional Shares with such Distributions and optional cash payments, if any, made by the Participant, or to pay to the Participant the cash Distributions on all or a specified number of Participating Shares and Plan Shares owned by the Participant on the applicable record date. The Account Authorization Form also directs the Plan Administrator to either reinvest automatically all subsequent Distributions with respect to Plan Shares, or to pay to the Participant the cash Distributions on all or a specified number of Plan Shares owned by the Participant on the applicable record date. Distributions will continue to be reinvested on the Participating Shares and Plan Shares or paid in cash to the Participant, in each case as directed in the Account Authorization Form, until the Participant specifies otherwise by contacting the Plan Administrator, withdraws from the Plan (see Questions 28 and 29) or the Plan is terminated. See Question 6 for additional information about the Account Authorization Form.

Subject to our permission for the reinvestment of Distributions in excess of $25,000, the Account Authorization Form provides for the purchase of additional Shares through the following investment options:

(1) If “Full Distribution Reinvestment” is elected, the Plan Administrator will apply all cash Distributions on all Shares then or subsequently registered in the Participant’s name, and all cash Distributions on all Plan Shares, together with any optional cash payments, toward the purchase of additional Shares.

(2) If “Partial Distribution Reinvestment” is elected, then, notwithstanding anything set forth elsewhere in this prospectus, the Plan Administrator will apply cash Distributions on only the percentage of Participating Shares and Plan Shares registered in the Participant’s name and specified on the Account Authorization Form, together with any optional cash payments, toward the purchase of additional Shares, and will pay Distributions in cash to the Participant on all other Participating Shares and Plan Shares registered in the Participant’s name.

(3) If “Optional Cash Payments Only” is elected, the Participant will continue to receive cash Distributions on all Participating Shares and Plan Shares registered in the Participant’s name in the usual manner. The Plan Administrator will apply any optional cash payments received from the Participant toward the purchase of additional Shares.

Each Participant may select any one of these three options. Unless otherwise specified on the Account Authorization Form under “Partial Distribution Reinvestment,” Distributions will be reinvested on all Participating Shares and on all Plan Shares held in the Plan account, including Distributions on Shares purchased with any optional cash payments, until a Participant specifies otherwise by contacting the Plan Administrator, or withdraws from the Plan altogether (see Questions 28 and 29), or until the Plan is terminated. Participants may change their investment options at any time by requesting a new Account Authorization Form and returning it to the Plan Administrator at the address set forth in Question 39, by going online, or, if telephone transactions have been authorized, by calling the Plan Administrator. See Question 10 for the effective date for any change in investment options.

8. Is partial participation possible under the Plan?

Yes. Record Owners may designate on the Account Authorization Form a number of Participating Shares and Plan Shares, or no Shares, for which Distributions are to be reinvested, subject to our permission for reinvestment of Distributions in excess of $25,000. Distributions will thereafter be reinvested only on the number of Participating Shares and Plan Shares specified, if any, or on such lesser number of shares as are owned on the record date for each Distribution, and the Record Owner or Beneficial Owner, as the case may be, will continue to receive cash Distributions on the remainder of the Shares. Dividends on all Shares held in the Plan, however, are automatically reinvested in the Plan, unless otherwise specified on the Account Authorization Form under “Partial Distribution Reinvestment.”

A Participant may have Distributions that are not being reinvested transferred directly to his or her bank for deposit. For electronic direct deposit of dividend funds, Participants should (i) contact the Plan Administrator as indicated in Question 39 to request a Direct Deposit of Dividends Authorization Form, (ii) complete the form and (iii) return it to the Plan Administrator. Participants must include a voided check for checking accounts or a savings deposit slip for savings accounts.

9. When may an Eligible Shareholder or Interested New Investor join the Plan?

A Record Owner, Beneficial Owner or Interested New Investor may join the Plan at any time. Once in the Plan, a Participant remains in the Plan until he or she withdraws from the Plan, we terminate his or her participation in the Plan or we terminate the Plan. See Questions 28 and 29 regarding withdrawal from the Plan.

10. When will Distributions be reinvested and/or optional cash payments be invested?

Investment Dates for Shares Acquired Directly from the Company

When shares are purchased from us, such purchases will be made on the “Investment Date” in each month. The Investment Date with respect to Shares acquired directly from us and relating to a Distribution reinvestment will be the Distribution payment date. The Investment Date with respect to Shares acquired directly from us and relating to optional cash payments of $5,000 or less will be the last day (or Pricing Period conclusion date) of a Pricing Period. The Investment Date with respect to Shares acquired directly from us and relating to an optional cash payment of greater than $5,000 made pursuant to a Request for Waiver will be on each day on which the NYSE is open for business in a Pricing Period, on which date 1/12 of a Participant’s optional cash payment in each month will be invested. See Schedule A attached hereto for a list of the expected Pricing Period commencement dates and conclusion dates (with the Pricing Period conclusion date being the Investment Date for optional cash payments of $5,000 or less) in the years 2009 and 2010.

Investment Dates for Shares Acquired Through Open Market Purchases by Plan Administrator

When shares are acquired through open market purchases by the Plan Administrator, such purchases will be made on the “Investment Date” in each month. The Investment Date with respect to Shares acquired in the open market by the Plan Administrator and relating to a Distribution reinvestment will be a date chosen by the Plan Administrator no later than ten business days following the Distribution payment date. The Investment Date with respect to Shares acquired in the open market by the Plan Administrator and relating to optional cash payments of not less than $50, provided that the initial minimum investment amount for Interested New Investors is $250, and up to $5,000 will be a date chosen by the Plan Administrator no later than 30 days from the optional cash payment’s corresponding Optional Cash Payment Due Date. We will not grant Requests for Waiver for optional cash payments exceeding $5,000 when the Shares are to be acquired in the open market.

When open market purchases are made by the Plan Administrator, such purchases may be made on any securities exchange where the shares are traded, in the over-the-counter market or by negotiated transactions, and may be subject to such terms with respect to price, delivery and other matters as agreed to by the Plan Administrator. Neither we nor any Participant may control the time or price at which shares will be purchased or the selection of the broker or dealer through or from whom purchases are to be made by the Plan Administrator, provided that we may provide the Plan Administrator, not more than once in any three month period, with a formula for determining the amount or timing of Shares to be purchased by the Plan Administrator. When open market purchases are made by the Plan Administrator, the Plan Administrator will use reasonable efforts to purchase the shares at the lowest possible price.

If the Account Authorization Form is received prior to the record date for a Distribution payment, the election to reinvest Distributions will begin with that Distribution payment. If the Account Authorization Form is received on or after any such record date, reinvestment of Distributions will begin on the Distribution payment date following the next record date if the Participant is still a shareholder of record. Record dates for payment of Distributions normally precede payment dates by approximately two weeks.

See Question 16 for information concerning limitations on the minimum and maximum amounts of optional cash payments that may be made each month and Question 17 for information as to when optional cash payments must be received to be invested on each Investment Date.

Shares will be allocated and credited to Participants’ accounts as follows: (1) shares purchased from us will be allocated and credited as of the appropriate Investment Date; and (2) shares purchased in open market transactions will be allocated and credited as of the date on which the Plan Administrator completes the purchases of the aggregate number of shares to be purchased on behalf of all Participants with Distributions to be reinvested or optional cash payments, as the case may be, during the month.

NO INTEREST WILL BE PAID ON CASH DISTRIBUTIONS OR OPTIONAL CASH PAYMENTS PENDING INVESTMENT OR REINVESTMENT UNDER THE TERMS OF THE PLAN. BECAUSE NO INTEREST IS PAID ON CASH HELD BY THE PLAN ADMINISTRATOR, IT NORMALLY WILL BE IN THE BEST INTEREST OF A PARTICIPANT TO DEFER OPTIONAL CASH PAYMENTS UNTIL SHORTLY BEFORE COMMENCEMENT OF THE PRICING PERIOD.

Purchases and Prices of Shares

11. What will be the price to Participants of Shares purchased under the Plan (See chart on page 14 for a breakdown of the purchase prices under the Plan)?

Price to Participants for Shares Acquired Directly from Us

With respect to reinvested Distributions, the price per Share acquired directly from us will reflect a discount of 1% from the average of the high and low sales prices, computed to four decimal places, of the Shares on the NYSE on the Investment Date, or if no trading occurs in the Shares on the Investment Date, the average of the high and low sales prices for the first trading day immediately preceding the Investment Date for which trades are reported.

With respect to optional cash payments, the price per share of the Shares acquired directly from us will be 100% of the average of the daily high and low sale prices, computed to four decimal places, of the Shares as reported on the NYSE for the Trading Day relating to each Investment Date or, if no trading occurs in the Shares on such Trading Day, for the Trading Day immediately preceding such Investment Date for which trades are reported, less a 1% discount for purchases of less than $5,000 or the applicable Discount, if any, for purchases pursuant to a Request for Waiver. A “Trading Day” means a day on which trades in the Shares are reported on the NYSE. The “Pricing Period” is the period encompassing the twelve consecutive Investment Dates relating to optional cash payments of greater than $5,000 made pursuant to a Request for Waiver in each month.

Each month, at least three business days prior to the applicable Optional Cash Payment Due Date, we may establish the Discount from the Market Price applicable to optional cash payments for purchases pursuant to a Request for Waiver and will notify the Plan Administrator of the same. Such Discount may be between 0% and 5% of the Market Price and may vary each month, but once established will apply uniformly to all optional cash payments for purchases pursuant to a Request for Waiver made during that month. If we do not establish a Discount as outlined above, the Discount for such period will be 0%. The Discount will be established in our sole discretion after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs. The Discount applies only to optional cash payments. Neither we nor the Plan Administrator shall be required to provide any written notice to Participants as to the Discount, but current information regarding the Discount applicable to the next Pricing Period may be obtained by contacting us at (215) 875-0735 or by visiting our web site at www.preit.com. Setting a Discount for an Investment Date shall not affect the setting of a Discount for any subsequent Investment Date. The Discount feature discussed above applies only to the issuance of Shares by us pursuant to optional cash payments for purchases pursuant to a Request for Waiver and does not apply to optional cash payments of up to $5,000, open market purchases made with optional cash payments or the reinvestment of Distributions.

Price to Participants for Shares Acquired Through Open Market Purchases by Plan Administrator

With respect to reinvested Distributions, the price per Share acquired through open market purchases by the Plan Administrator will be the weighted average of the actual prices paid, computed to four decimal places, for all of the Shares purchased by the Plan Administrator, less a discount of 1%.

The price per Share acquired through open market purchases by the Plan Administrator with optional cash payments of not less than $50, provided that the initial minimum investment amount for Interested New Investors is $250, and up to $5,000 will receive a discount of 1% (subject to change) from the weighted average of the actual prices paid, computed to four decimal places, for all of the Shares purchased by the Plan Administrator with all Participants’ optional cash payments for the related month. We will not grant Requests for Waiver for optional cash payments exceeding $5,000 when the Shares are to be acquired in the open market.

We will pay any brokerage commissions or other fees or charges paid by the Plan Administrator in connection with open market purchases. If a Participant desires to opt out of the Distribution reinvestment feature of the Plan when the Shares relating to Distribution reinvestments will be purchased in the open market, a Participant must notify the Plan Administrator no later than the record date for the related Distribution payment date. Information as to the source of the Shares to be purchased under the Plan may be obtained beginning three business days prior to the relevant record date for cash Distributions or the Optional Cash Payment Due Date for optional cash payments by contacting the Plan Administrator at (800) 468-9716, by visiting the our web site at www.preit.com or by contacting us at (215) 875-0735.

All references in the Plan to the “Market Price” when it relates to Distribution reinvestments that will be reinvested in Shares acquired directly from us means the average of the high and low sales prices, computed to four decimal places, of the Shares on the NYSE on the Investment Date, or if no trading occurs in the Shares on the Investment Date, the average of the high and low sales prices for the first Trading Day immediately preceding the Investment Date for which trades are reported. With respect to Distribution reinvestments that will be reinvested in Shares purchased in the open market, “Market Price” means the weighted average of the actual prices paid, net of commissions, computed to four decimal places, for all of the Shares purchased by the Plan Administrator with all Participants’ reinvested Distributions for the related quarter. All references in the Plan to the “Market Price” for optional cash payments that will be invested in Shares acquired directly from us means the average of the daily high and low sales prices of the Shares as reported on the NYSE on the Trading Day relating to each Investment Date or, if no trading occurs in the Shares on such Investment Date, for the first Trading Day immediately preceding such Investment Date for which trades are reported. With respect to optional cash payments that will be reinvested in Shares purchased in the open market, “Market Price” means the weighted average of the actual prices paid, computed to four decimal places, for all of the Shares purchased by the Plan Administrator with all Participants’ optional cash payments for the related month.

When Shares are Issued Directly by Us
	Investment Date	Price to Participant
Reinvested Distributions	Distribution payment date	1% discount from the average of the high and low sale prices, computed to four decimal places, of the Shares as reported on the NYSE for the Trading Day relating to the Investment Date or, if no trading occurs in the Shares on such Trading Day, for the Trading Day immediately preceding such Investment Date for which trades are reported

Optional Cash Payments of not less than $50, provided that the initial minimum investment amount for Interested New Investors is $250, and up to $5,000	Last day of the applicable Pricing Period	1% discount from the average of the high and low sale prices, computed to four decimal places, of the Shares as reported on the NYSE for the Trading Day relating to the Investment Date or, if no trading occurs in the Shares on such Trading Day, for the Trading Day immediately preceding such Investment Date for which trades are reported

Optional Cash Payments of Greater than $5,000 Pursuant to Accepted Requests for Waiver	Each day on which the NYSE is open for business in a Pricing Period on which date 1/12 of a Participant’s optional cash payment in each month will be invested	0% to 5% discount, as determined by us in accordance with the Plan, from the average of the high and low sale prices, computed to four decimal places, of the Shares as reported on the NYSE for the Trading Day relating to the Investment Date or, if no trading occurs in the Shares on such Trading Day, for the Trading Day immediately preceding such Investment Date for which trades are reported
When Shares are Purchased on the Open Market
	Investment Date	Price to Participant
Reinvested Distributions	Distribution payment date or a date, chosen by the Plan Administrator, no later than 10 business days following the Distribution payment date	1% discount from the weighted average of the actual prices paid, computed to four decimal places, of the Shares as reported on the NYSE for the Trading Day relating to the Investment Date or, if no trading occurs in the Shares on such Trading Day, for the Trading Day immediately preceding such Investment Date for which trades are reported

Optional Cash Payments of not less than $50, provided that the initial minimum investment amount for Interested New Investors is $250, and up to $5,000	A date, chosen by the Plan Administrator, no later than 30 days from the corresponding Optional Cash Payment Due Date	1% discount from the weighted average of the actual prices paid, computed to four decimal places, for all of the Shares purchased by the Plan Administrator with all Participants’ optional cash payments for the related month

Optional Cash Payments of Greater than $5,000 Pursuant to Accepted Requests for Waiver	Not Applicable	Not Applicable

12. What are the Record Dates and Investment Dates for Distribution reinvestment?

For the reinvestment of Distributions, the “Record Date” is the record date declared by our board of trustees for such Distribution. Likewise, the Distribution payment date declared by our board of trustees constitutes the Investment Date applicable to the reinvestment of such Distribution with respect to Shares acquired directly from us, except that if any such date is not a business day, the first business day immediately following such date will be the Investment Date. The Investment Date with respect to Shares purchased in open market transactions will be no later than ten business days following the Distribution payment date. Distributions will be reinvested on the Investment Date using the applicable Market Price, subject to our permission for reinvestment of Distributions in excess of $25,000. Distributions in excess of $25,000 not approved for reinvestment by us will be paid in cash. Generally, record dates for quarterly Distributions on the Shares will precede the Distribution payment dates by approximately two weeks. See Schedule A for a list of the future Distribution record dates and payment dates. Please refer to Question 17 for a discussion of the Optional Cash Payment Due Dates and Investment Dates applicable to optional cash payments.

13. How will the number of Shares purchased for a Participant be determined?

A Participant’s account in the Plan will be credited with the number of Shares, including fractions computed to three decimal places, equal to the total amount to be invested on behalf of such Participant divided by the purchase price per share as calculated pursuant to the methods described in Question 11, as applicable. The total amount to be invested will depend on the amount of any Distributions paid on the number of Participating Shares and Plan Shares in such Participant’s Plan account and available for investment on the related Investment Date, or the amount of any optional cash payments made by such Participant and available for investment on the related Investment Date. Subject to the availability of Shares registered for issuance under the Plan and our permission for reinvestment of Distributions in excess of $25,000, there is no total maximum number of shares available for issuance pursuant to the reinvestment of Distributions.

14. What is the source of Shares purchased under the Plan?

Plan Shares will be purchased either directly from us, in which event such shares will be authorized but unissued shares, or on the open market, or by a combination of the foregoing, at our option, after a review of current market conditions and our current and projected capital needs. We will determine the source of the Shares to be purchased under the Plan at least three business days prior to the relevant Record Date for cash Distributions or the Optional Cash Payment Due Date for optional cash payments, and will notify the Plan Administrator of the same. Neither we nor the Plan Administrator will be required to provide any written notice to Participants as to the source of the Shares to be purchased under the Plan, but current information regarding the source of the Shares may be obtained by calling the Plan Administrator at (800) 468-9716, by visiting the our web site at www.preit.com or by calling us at (215) 875-0735.

15. How does the optional cash payment feature of the Plan work?

All Record Holders and Interested New Investors who have timely submitted signed Account Authorization Forms indicating their intention to participate in this feature of the Plan, and all Beneficial Owners whose brokers, banks or other nominees have timely submitted signed Account Authorization Forms indicating their intention to participate in this feature of the Plan (except for Beneficial Owners whose brokers, banks or other nominees hold the shares of the Beneficial Owners in the name of a major securities depository), are eligible to make optional cash payments during any month, whether or not a Distribution is declared. Each month the Plan Administrator will apply any optional cash payment received from a Participant no later than one business day prior to the commencement of that month’s Pricing Period to the purchase of additional Shares for the account of the Participant on the following Investment Date.

16. What limitations apply to optional cash payments?

Each optional cash payment is subject to a minimum purchase per month of $50, provided that the initial minimum investment amount for Interested New Investors is $250, and a maximum per month purchase limit of $5,000, subject to waiver by us. For purposes of these limitations, all Plan accounts under the common control or management of a Participant (which will be determined at our sole discretion) will be aggregated. Generally, optional cash payments of less than $50 and that portion of any optional cash payment that exceeds the maximum monthly purchase limit of $5,000, unless such limit has been waived by us, will be returned to Participants without interest at the end of the relevant Pricing Period.

Participants may make optional cash payments of up to $5,000 each month without our prior approval, subject to our right to modify, suspend or terminate participation in the Plan by otherwise eligible Participants in order to eliminate practices that are, in our sole discretion, not consistent with the purposes or operation of the Plan or that affect adversely the price of the Shares. Optional cash payments in excess of $5,000 may be made by a Participant only upon acceptance by us of a completed Request for Waiver form from such Participant and receipt of such form by the Plan Administrator. There is no pre-established maximum limit applicable to optional cash payments that may be made pursuant to accepted Requests for Waiver. A Request for Waiver form must be received by us and the Plan Administrator and accepted by us each month no later than the Optional Cash Payment Due Date for the applicable Investment Date. Request for Waiver forms will be furnished at any time upon request to the Plan Administrator at the address or telephone number specified in Question 39. Waivers will be accepted only with respect to actual Record Owners and not for the benefit of Beneficial Owners. Participants interested in obtaining further information about a Request for Waiver should contact us at (215) 875-0735 or visit our web site at www.preit.com.

Waivers will be considered on the basis of a variety of factors, which may include our current and projected capital needs, the alternatives available to us to meet those needs, prevailing market prices for Shares and other securities we might issue, general economic and market conditions, expected aberrations in the price or trading volume of the Shares, the potential disruption of the price of the Shares by a financial intermediary, the number of Shares held by the Participant submitting the waiver request, the past actions of a Participant under the Plan, the aggregate amount of optional cash payments for which such waivers have been submitted and the administrative constraints associated with granting such waivers. Grants of waivers will be made in our sole discretion.

PARTICIPANTS IN THE PLAN ARE NOT OBLIGATED TO PARTICIPATE IN THE OPTIONAL CASH PAYMENT FEATURE OF THE PLAN AT ANY TIME. OPTIONAL CASH PAYMENTS NEED NOT BE IN THE SAME AMOUNT EACH MONTH.

In order to provide us with the ability to set a minimum price at which Shares will be sold under the Plan each month pursuant to Requests for Waiver, we may establish a minimum price (the “Threshold Price”) for any Pricing Period that is applicable only to the investment of optional cash payments that exceed $5,000 and that are made pursuant to Requests for Waiver, unless we waive our right to do so. A Threshold Price will only be established when Shares will be purchased directly from us on the applicable Investment Date. At least three business days prior to each Optional Cash Payment Due Date, we will determine whether to establish a Threshold Price and, if a Threshold Price is established, its amount, and will so notify the Plan Administrator. The determination whether to establish a Threshold Price and, if a Threshold Price is established, its amount will be made by us at our discretion after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs. Neither we nor the Plan Administrator is required to provide any written notice to Participants as to whether a Threshold Price has been established for any Pricing Period, but current information regarding the Threshold Price may be obtained by contacting us at (215) 875-0735 or by visiting our web site at www.preit.com.

The Threshold Price for optional cash payments made pursuant to Requests for Waiver, if established for any Pricing Period, will be a stated dollar amount that the average of the high and low sale prices of the Shares on the NYSE for each Trading Day of the relevant Pricing Period must equal or exceed. In the event that the Threshold Price is not satisfied for a Trading Day in the Pricing Period, that Trading Day will be excluded from that Pricing Period and no investment will occur on the corresponding Investment Date. For each Trading Day on which the Threshold Price is not satisfied, 1/12 of each optional cash payment made by a Participant pursuant to a Request for Waiver will be returned to such Participant, without interest, as soon as practicable after the end of the applicable Pricing Period. Thus, for example, if the Threshold Price is not satisfied for three of the twelve Trading Days in a Pricing Period, 3/12 of each Participant’s optional cash payment made pursuant to a Request for Waiver will be returned to such Participant in the same means by which such payment was made originally by the Participant, without interest, as soon as practicable after the end of the applicable Pricing Period. The Plan Administrator expects to mail such checks within five to ten business days from the end of the applicable Pricing Period. This return procedure will only apply when shares are purchased directly from us for optional cash payments made pursuant to Requests for Waiver and we have set a Threshold Price with respect to the relevant Pricing Period. See Question 14.

Setting a Threshold Price for a Pricing Period will not affect the setting of a Threshold Price for any subsequent Pricing Period. The Threshold Price concept and return procedure discussed above apply only to optional cash payments made pursuant to Requests for Waiver.

For any Pricing Period, we may waive our right to set a Threshold Price for optional cash payments made pursuant to Requests for Waiver. Participants may ascertain whether the Threshold Price applicable to a given Pricing Period has been set or waived, as applicable, by contacting us at (215) 875-0735 or by visiting our web site at www.preit.com.

For a list of expected dates by which the Threshold Price will be set in 2009 and 2010, see Schedule A.

Each month, at least three business days prior to the applicable Optional Cash Payment Due Date, we may establish the Discount from the Market Price applicable to optional cash payments made pursuant to accepted Requests for Waiver during the corresponding Pricing Period, to the extent Shares are purchased directly from us, and will notify the Plan Administrator of the same. Such Discount may be between 0% and 5% of the Market Price and may vary each month, but once established will apply uniformly to all optional cash payments made pursuant to Requests for Waiver during that month. The Discount will be established in our sole discretion after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs. The Discount applies only to optional cash payments made pursuant to Requests for Waiver. Neither we nor the Plan Administrator will be required to provide any written notice to Participants as to the Discount, but current information regarding the Discount applicable to the next Pricing Period may be obtained by contacting us at (215) 875-0735 or by visiting our web site at www.preit.com. Setting a Discount for a Pricing Period will not affect the setting of a Discount for any subsequent Pricing Period. The Discount feature discussed above applies only to optional cash payments and does not apply to the reinvestment of Distributions.

THE THRESHOLD PRICE CONCEPT AND RETURN PROCEDURE DISCUSSED ABOVE APPLY ONLY TO OPTIONAL CASH PAYMENTS MADE PURSUANT TO REQUESTS FOR WAIVER WHEN SHARES ARE TO BE PURCHASED FROM US ON THE APPLICABLE INVESTMENT DATE. ALL OTHER OPTIONAL CASH PAYMENTS WILL BE MADE AT THE MARKET PRICE (SUBJECT TO CHANGE) LESS THE DISCOUNT, IF ANY, WITHOUT REGARD TO ANY THRESHOLD PRICE.

17. What are the Optional Cash Payment Due Dates and Investment Dates for optional cash payments?

Optional cash payments will be invested every month as of the related Investment Date. The “Optional Cash Payment Due Date” for optional cash payments is one business day prior to the commencement of the related Pricing Period and the Investment Date for optional cash payments of $5,000 or less is the last day of the Pricing

Period (or Pricing Period conclusion date), and for optional cash payments of greater than $5,000 made pursuant to Requests for Waivers, the Investment Date is each day on which the NYSE is open for business in a Pricing Period.

Optional cash payments received by the Plan Administrator by the Optional Cash Payment Due Date will be applied to the purchase of Shares on the Investment Dates that relate to that Pricing Period. No interest will be paid by us or the Plan Administrator on optional cash payments held pending investment. Generally, optional cash payments received after the Optional Cash Payment Due Date will be returned to Participants without interest at the end of the Pricing Period; such optional cash payments may be resubmitted by a Participant prior to the commencement of the next or a later Pricing Period.

For a schedule of expected Optional Cash Payment Due Dates and Pricing Period commencement dates and conclusion dates in 2009 and 2010, see Schedule A.

18. When must optional cash payments be received by the Plan Administrator?

Each month the Plan Administrator will apply any optional cash payment for which good funds are timely received to the purchase of Shares for the account of the Participant during the next Pricing Period. See Question 17. In order for funds to be invested during the next Pricing Period, the Plan Administrator must have received a check or wire transfer by the end of the business day immediately preceding the first Trading Day of the ensuing Pricing Period and such check or wire transfer must have cleared on or before the first Investment Date in such Pricing Period. Checks are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks should be made payable to Wells Fargo Bank, National Association, in U.S. funds drawn on a U.S. bank and submitted together with, initially, the Account Authorization Form or, subsequently, the form for additional investments attached to Participant’s statements. Checks returned for any reason will not be resubmitted for collection.

NO INTEREST WILL BE PAID BY US OR THE PLAN ADMINISTRATOR ON OPTIONAL CASH PAYMENTS HELD PENDING INVESTMENT. BECAUSE NO INTEREST IS PAID ON CASH HELD BY THE PLAN ADMINISTRATOR, IT NORMALLY WILL BE IN THE BEST INTEREST OF A PARTICIPANT TO DEFER OPTIONAL CASH PAYMENTS UNTIL SHORTLY BEFORE COMMENCEMENT OF THE PRICING PERIOD.

In order for payments to be invested on the first Investment Date in a Pricing Period, in addition to the receipt of good funds by the first Investment Date in a Pricing Period, the Plan Administrator must be in receipt of an Account Authorization Form as of the same date. See Question 6.

During the period that an optional cash payment is pending, the collected funds in the possession of the Plan Administrator may be invested in certain Permitted Investments. For purposes of this Plan, “Permitted Investments” means any money market mutual funds registered under the Investment Company Act (including those of an affiliate of the Plan Administrator or for which the Plan Administrator or any of its affiliates provides management advisory or other services) consisting entirely of (i) direct obligations of the United States of America; or (ii) obligations fully guaranteed by the United States of America. The risk of any loss from such Permitted Investments is the responsibility of the Plan Administrator. Investment income from such Permitted Investments will be retained by the Plan Administrator.

19. May optional cash payments be returned?

Upon telephone or written request to the Plan Administrator received at least two business days prior to the Optional Cash Payment Due Date for the Investment Date with respect to which optional cash payments have been delivered to the Plan Administrator, such optional cash payments will be returned to the Participant as soon as practicable. Requests received less than two business days prior to such date will not be returned, but instead will be invested on the next related Investment Date. Additionally, a portion of each optional cash payment will be returned by check, without interest, as soon as practicable after the end of the Pricing Period for each Trading Day that does not meet the Threshold Price, if any, applicable to optional cash payments made pursuant to Requests for Waiver. See Question 16. Also, each optional cash payment, to the extent that it does not either conform to the limitations described in Question 17 or clear within the time limit described in Question 18, will be subject to return to the Participant as soon as practicable.

If any optional cash payment, including any payment by check or automatic withdrawal, is returned for any reason, the Plan Administrator will remove from the Participant’s account any shares purchased upon prior credit of such funds, and will sell these shares. The Plan Administrator may sell other shares in the account to recover a returned funds fee for each optional cash payment returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by the Plan Administrator.

20. Does the Plan allow Participants to make optional cash payments via electronic funds transfer?

Yes. The Automatic Cash Withdrawal and Investment Service feature of the Plan is a convenient method to have funds automatically withdrawn from a checking or savings account and invested in the Plan account, thus eliminating the need to write and mail checks. Once automatic deductions have begun, funds will be withdrawn from the Participant’s designated bank account approximately three business days prior to the Optional Cash Payment Due Date. Participants do not receive any confirmation of the transfer of funds other than as reflected in their Plan account statements and in their bank account statements. To enroll in the Automatic Cash Withdrawal and Investment feature of the Plan, you may complete and sign the Automatic Cash Withdrawal and Investment Service section on the Account Authorization Form and return it to the Plan Administrator. You can stop the Automatic Cash Withdrawal and Investment Service by contacting the Plan Administrator as directed in Question 39. To be effective with respect to a particular investment date, a Participant’s request to enroll in, change or discontinue the automatic withdrawal feature must be received by the Plan Administrator at least 15 business days prior to the Investment Date.

21. Does the Plan offer a safekeeping service for share certificates?

Yes. The Plan Administrator will hold a Participant’s certificated shares in safekeeping without cost, thus eliminating the worry about certificates being lost or stolen. The account statement will identify the number of certificated Shares the Participant holds and the number of Shares credited to the Participant’s Plan account.

If you send certificates to the Plan Administrator, please send them registered mail or certified mail, return receipt requested, insured for 2% of the then current market value. Participants will bear the risk if the certificates are lost or stolen in transit. Participants may mail certificates to the Plan Administrator as indicated in Question 39. Participants can request that certificates be issued as needed.

22. Does the Plan allow online or telephone privileges to Participants?

Yes. The Plan allows Participants to access their account information and perform certain transactions online and by telephone.

Online Privileges

Record Owners may activate an online account by pointing their web browsers to the Plan Administrator’s website at www.shareowneronline.com. Participants will need the 10-digit Plan account number (which is listed on all account statements), the Social Security number recorded on the account, an email address, and the Company name.

Instructions on creating an account or accessing your account online are as follows:

Record Owners—Go to www.shareowneronline.com and click “Purchase Shares from a Direct Purchase Plan.” Next, simply follow the instructions found on the “First Time Visitor New Investor Select A Company” page.

Interested New Investors—Go to www.shareowneronline.com and click “First Time Visitor Sign On.” Next, simply follow the instructions found on the “First Time Visitor New Member Registration” page.

Once an online account is activated, a Participant can perform the following transactions online:

•	authorize, change the amount of, or discontinue automatic monthly bank withdrawals;

•	change the dividend reinvestment election (for example, from full to partial reinvestment); and

•	sell all or a portion of his or her Plan Shares if the current market value of the Shares to be sold is $25,000 or less.

Certain restrictions may apply.

Telephone Privileges

If a Participant has established automated privileges on his or her account, the Participant can perform the following transactions by telephone:

•	change the amount of or discontinue automatic monthly bank withdrawals;

•	change the dividend reinvestment election (for example, from full to partial reinvestment);

•	sell all or a portion of his or her Plan Shares if the current market value of the Shares to be sold is $25,000 or less; and

•	request a certificate for all or a portion of the full Shares credited to his or her Plan account, but only if the current market value of the shares to be issued is $50,000 or less.

To establish automated privileges, please call the Plan Administrator as directed in Question 39 and request an Automated Request Authorization form.

23. Are there any expenses to Participants in connection with their participation under the Plan?

Participants will incur no brokerage commissions or service charges and, generally, we will pay all costs of administration of the Plan. Participants that request that the Plan Administrator sell all or any portion of their shares (see Question 29), however, must pay a nominal fee per transaction and any related brokerage commissions to the Plan Administrator. The current fees associated with participation in the Plan are listed below.

Certificate Issuance	Paid by us
Certificate Deposit	Paid by us

Investment Fees
dividend reinvestment service fee	Paid by us
optional cash investment service fee	Paid by us
automatic withdrawal service fee	Paid by us
purchase commission	Paid by us

Sale Fees
service fee	$15.00 per transaction
sale commission	$0.10 per Share
electronic deposit of proceeds	$5.00 per request

Fee for Returned Checks or Rejected Automatic Bank Withdrawals	$25.00 per item

Prior Year Duplicate Statements	$15.00 per year

We can change the fee structure for the Plan at any time. Participants will be notified of any fee changes prior to the changes becoming effective. For sale transactions, service fees and brokerage commissions are deducted from the sale proceeds.

Reports to Participants

24. What kind of reports will be sent to Participants in the Plan?

Each Participant in the Plan will receive a statement of his or her account following each purchase of additional Shares. These statements are each Participant’s continuing record of the cost of that participant’s purchases and should be retained for income tax purposes. In addition, Participants will receive copies of other communications sent to holders of the Shares, including our annual report to its shareholders, the notice of annual meeting and proxy statement in connection with its annual meeting of shareholders and Internal Revenue Service information for reporting Distributions paid.

Distributions on Fractions

25. Will Participants be credited with Distributions on fractions of Shares?

Yes.

Certificates for Shares

26. Will certificates be issued for Shares purchased?

No. Shares purchased for Participants will be held in the name of the Plan Administrator or its nominee. No certificates will be issued to Participants for shares in the Plan unless a Participant submits a written or telephone request to the Plan Administrator or until participation in the Plan is terminated. At any time, a Participant may request the Plan Administrator to send a certificate for some or all of the whole Shares credited to a Participant’s account. Written requests should be mailed to the Plan Administrator at the address set forth in the answer to Question 39. Telephone requests should be directed to the toll-free number set forth in the answer to Question 39. Any remaining whole shares and any fractions of shares will remain credited to the Plan account. Certificates for fractional Shares will not be issued under any circumstances.

27. In whose name will certificates be registered when issued?

Each Plan account is maintained in the name in which the related Participant’s certificates were registered at the time of enrollment in the Plan. Share certificates for whole shares purchased under the Plan will be registered similarly when issued upon a Participant’s request. If a Participant is a Beneficial Owner, such request should be placed through such Participant’s banker, broker or other nominee. See Question 6. A Participant who wishes to pledge Shares credited to such Participant’s Plan account must first withdraw such Shares from the account.

Withdrawals and Termination

28. When and how may Participants withdraw from the Plan?

A Participant may withdraw from the Plan with respect to all or a portion of the shares held in his or her account in the Plan at any time. If the request to withdraw is received prior to a Distribution record date set by the board of trustees for determining Shareholders of record entitled to receive a Distribution, the request will be processed as soon as practicable following receipt of the request by the Plan Administrator.

A Participant’s withdrawal request should specify whether to (1) convert all whole Shares to book-entry (DRS) or issue physical certificate(s) for all whole Shares and sell the remaining fraction, (2) sell all Plan Shares, or (3) convert a specified number of whole Shares to book-entry (DRS) or issue physical certificate(s) for a specified number of whole Shares and sell the remaining shares. Participants will receive a check or direct deposit less any brokerage commission and service fees in respect of any whole or fractional Shares sold. If no election is made in the request for withdrawal, whole Plan Shares will be converted to book-entry (DRS) or a share certificate(s) will be issued for the whole Plan Shares and a check issued for net proceeds of the fractional Share. Future dividends will be paid in cash.

If the request to withdraw is received by the Plan Administrator on or after a Distribution Record Date, but before the Distribution payment date, the withdrawal will be processed as soon as practicable, and a separate dividend check will be mailed to the Participant. All Distributions subsequent to such Distribution payment date or Investment Date will be paid in cash unless a Shareholder re-enrolls in the Plan, which may be done at any time.

If a Participant requests to transfer all shares in his or her Plan account between a Distribution Record Date and payment date, the transfer request will be processed; however, the Participant’s Plan account will not be terminated. The Participant may receive additional Plan Shares, which will require the Participant to submit a written request to transfer the additional Shares.

Any optional cash payments that have been sent to the Plan Administrator prior to a request for withdrawal will also be invested on the next Investment Date unless a Participant expressly requests return of that payment in the request for withdrawal, and the request for withdrawal is received by the Plan Administrator at least two business days prior to the first day of the Pricing Period.

A Participant who wishes to withdraw from the Plan with respect to all or a portion of the shares held in his or her account in the Plan must notify the Plan Administrator as set forth in the answer to Question 39. Upon a Participant’s withdrawal from the Plan or termination of the Plan by us, certificates for the appropriate number of whole shares credited to his or her account under the Plan will be issued. A cash payment will be made for any fraction of a share.

Upon withdrawal from the Plan, a Participant may also request that the Plan Administrator sell all or part of the shares credited to his or her account in the Plan. The Plan Administrator will sell the shares as requested within ten business days after processing the request for withdrawal. The Participant will receive the proceeds of the sale, less a nominal fee per transaction and any brokerage fees or commissions paid to the Plan Administrator, as soon as practicable after the sale.

29. How does a Participant sell all or a portion of the Shares held in a Plan account?

A Participant may request that any or all of the Shares credited to his or her account under the Plan be sold by submitting the appropriate information on a Transaction Request form or by submitting a written request to the Plan Administrator. If the current market value of the common shares a Participant wants to sell is $25,000 or less, and the Participant has previously established automated privileges, the Participant can sell the Shares online or by contacting the Plan Administrator by phone. See Question 22.

•

The Plan Administrator may match or offset a Participant’s sale order against one or more purchase orders of other Plan participants. If the Participant’s sale order is offset against purchase orders, the Participant’s sale proceeds are based on the weighted average price at which the net purchase order is filled.

•

If the Plan Administrator does not offset a Participant’s sale order, the independent agent used by the Plan Administrator for the Plan executes the order on his or her behalf in the open market or in a negotiated transaction. The independent agent may sell Plan Shares to us. If the independent agent executes a Participant’s order in the open market or in a negotiated transaction, the proceeds are based on the weighted average price at which the Shares are sold.

After settlement of the sale, the Plan Administrator will send the Participant a check for the proceeds of the sale, net of brokerage commissions and service charges charged by the Plan Administrator or if the Participant chooses, the Participant may have the proceeds, minus brokerage commissions and service charges, directly deposited to his or her financial institution account. See Question 23.

If a Participant submits a Transaction Request form to sell all or part of the Shares credited to his or her account under the Plan, and the Participant requests the net proceeds to be automatically deposited to a checking or savings account at his or her financial institution, the Participant must provide a voided blank check for a checking account or a voided blank savings deposit slip for a savings account. If the Participant is unable to provide a voided check or deposit slip, the Participant’s signature on the Transaction Request form must be medallion guaranteed by an eligible guarantor institution. Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be honored and a check for the net proceeds will be issued.

Selling participants should be aware that the price of our Shares may fall or rise during the period between submitting a request for sale, its receipt by the Plan Administrator, and the ultimate sale. Participants should evaluate these possibilities while deciding whether and when to sell any Shares credited to their account under the Plan. A Participant cannot revoke his or her request once it is made. The Plan Administrator will make every effort to process a Participant’s sale order on the next business day following receipt of a properly completed request (sale requests involving multiple transactions may experience a delay). The Plan Administrator will not be liable for any claim arising out of failure to sell Shares on a certain date or at a specific price. This risk should be evaluated by the Participant and is a risk that is borne solely by the Participant.

30. Are there any automatic termination provisions?

Participation in the Plan will be terminated if the Plan Administrator receives written notice of the death or adjudicated incompetence of a Participant, together with satisfactory supporting documentation of the appointment of a legal representative, at least five business days before the next Record Date for purchases made through the reinvestment of Distributions or the Optional Cash Payment Due Date for optional cash payments, as applicable. In the event written notice of death or adjudicated incompetence and such supporting documentation is received by the Plan Administrator less than five business days before the next Record Date for purchases made through the reinvestment of Distributions or the Optional Cash Payment Due Date for optional cash payments, as applicable, Shares will be purchased for the Participant with the related cash Distribution or optional cash payment and participation in the Plan will not terminate until after such Distribution or payment has been reinvested. Thereafter, no additional purchase of Shares will be made for the Participant’s account and the Participant’s Shares and any cash Distributions paid thereon will be forwarded to the Participant’s legal representative.

The Plan Administrator reserves the right to terminate a Participant’s participation in the Plan if the Participant does not maintain at least one whole Share registered in the Participant’s name or held in the Participant’s Plan account.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE PARTICIPATION IN THE PLAN BY OTHERWISE ELIGIBLE PARTICIPANTS IN ORDER TO ELIMINATE PRACTICES THAT ARE, IN OUR SOLE DISCRETION, INCONSISTENT WITH THE PURPOSES OR OPERATION OF THE PLAN OR THAT AFFECT ADVERSELY THE PRICE OF THE SHARES.

Other Information

31. What happens if a Participant sells or transfers all of the Shares registered in the Participant’s name?

If a Participant disposes of all Shares registered in his or her name, and is not shown as a Record Owner on a Distribution record date, the Participant may be terminated from the Plan at our discretion as of such date and such termination treated as though a withdrawal notice had been received prior to the record date.

32. What happens if the Company declares a Distribution payable in Shares or declares a share split?

Any Distribution payable in Shares and any additional Shares distributed by us in connection with a share split in respect of Shares credited to a Participant’s Plan account will be added to that account. Share Distributions or split Shares that are attributable to shares registered in a Participant’s own name and not in his or her Plan account will be mailed directly to the Participant as in the case of Shareholders not participating in the Plan.

33. How will Shares held by the Plan Administrator be voted at meetings of shareholders?

If the Participant is a Record Owner, the Participant will receive a proxy card covering both Shares held directly and Shares held in the Plan. If the Participant is a Beneficial Owner, the Participant will receive a proxy covering Shares held in the Plan through his or her broker, bank or other nominee. If a proxy is returned properly signed and marked for voting, all the Shares covered by the proxy will be voted as marked. If a proxy is returned properly signed, but no voting instructions are given, all of the Participant’s Shares will be voted in accordance with recommendations of our board of trustees, unless applicable laws require otherwise. If the proxy is not returned, or if it is returned unexecuted or improperly executed, Shares registered in a Participant’s name may be voted only by the Participant in person.

34. What are the responsibilities of the Company and the Plan Administrator under the Plan?

In administering the Plan, neither we, the Plan Administrator nor any broker/dealer selected by the Plan Administrator to execute purchases and sales on behalf of Plan Participants is liable for any good faith act or omission to act, including but not limited to any claim of liability (i) arising out of the failure to terminate a Participant’s account upon such Participant’s death prior to receipt of a notice in writing of such death, (ii) with respect to the prices or times at which Shares are purchased or sold, or (iii) as to the value of the Shares acquired for Participants.

The Plan Administrator is acting solely as our agent and owes no duties, fiduciary or otherwise, to any other person by reason of this Plan, and no implied duties, fiduciary or otherwise, shall be read into this Plan. The Plan Administrator undertakes to perform such duties and only such duties as are expressly set forth herein, to be performed by it, and no implied covenants or obligations shall be read into this Plan against the Plan Administrator or us.

In the absence of negligence or willful misconduct on its part, the Plan Administrator, whether acting directly or through agents or attorneys, will not be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the reasonable performance of its duties hereunder. In no event will the Plan Administrator be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), even if the Plan Administrator has been advised of the likelihood of such loss or damage and regardless of the form of action.

The Plan Administrator will not be: (i) required to and will make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.

The Plan Administrator will not be responsible or liable for any failure or delay in the performance of its obligations under this Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Plan Administrator will use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances. Notwithstanding the foregoing, nothing contained in the Plan limits our liability with respect to alleged violations of federal securities laws.

The Plan Administrator is authorized to choose a broker/dealer, including an affiliated broker/dealer, at its sole discretion to facilitate purchases and sales of Shares by Participants. The Plan Administrator will furnish the name of the registered broker/dealer, including any affiliated broker/dealer, utilized in share transactions within a reasonable time upon written request from the Participant.

35. May the Plan be changed or discontinued?

Yes. We may suspend, terminate or amend the Plan at any time. Notice will be sent to Participants of any suspension or termination, or of any amendment that alters the Plan terms and conditions, as soon as practicable after such action by us. We may substitute another administrator or agent in place of the Plan Administrator at any time. Participants will be promptly informed of any such substitution. Any questions of interpretation arising under the Plan will be determined by us, in our sole discretion, and any such determination will be final.

36. What are the federal income tax consequences of participation in the Plan?

The following summarizes certain federal income tax considerations applicable to current shareholders who participate in the Plan. New investors and current shareholders should consult the discussion herein under the caption “Material U.S. Federal Income Tax Consequences” for a summary of federal income tax considerations related to the ownership of Shares generally.

The following summary is based upon an interpretation of current federal tax law. Participants should consult their own tax advisors to determine particular tax consequences, including state income tax (and non-income tax) consequences, which vary from state to state and which may result from participation in the Plan and the subsequent disposition of Shares acquired pursuant to the Plan. Income tax consequences to Participants residing outside the United States will vary from jurisdiction to jurisdiction.

Current Shareholders

In the case of Shares purchased by the Plan Administrator pursuant to the reinvestment feature of the Plan, whether purchased from us or in the open market, Participants will be treated for federal income tax purposes as having received, on the Distribution payment date, a Distribution in an amount equal to the amount of the cash Distribution that was reinvested.

Such Distribution will be taxable as a Distribution to the extent of our current or accumulated earnings and profits. To the extent the Distribution is in excess of our current or accumulated earnings and profits, the Distribution will be treated first as a tax-free return of capital, reducing the tax basis in a Participant’s Shares, and the Distribution in excess of a Participant’s tax basis will be taxable as gain realized from the sale of its Shares.

Both Shares purchased pursuant to the reinvestment feature and Shares purchased pursuant to the optional cash purchase feature of the Plan may be purchased as a discount. Although it is not entirely clear under current law, we currently intend to take the position for tax reporting purposes that no distribution from us occurs by reason of that discount.

In the case of Shares purchased by the Plan Administrator on the open market pursuant to the optional cash payment feature of the Plan, Participants should not be treated for federal income tax purposes as having received a distribution from us.

General

A Participant’s holding period for Shares acquired pursuant to the Plan will begin on the day following the Investment Date. A Participant will have a tax basis in the Shares equal to the amount of cash used to purchase the Shares.

A Participant will not realize any taxable income upon receipt of certificates for whole Shares credited to the Participant’s account, either upon the Participant’s request for certain of those Shares or upon termination of participation in the Plan. A Participant will recognize gain or loss upon the sale or exchange of Shares acquired under the Plan. A Participant will also recognize gain or loss upon receipt, following termination of participation in the Plan, of a cash payment for any fractional share equivalent credited to the Participant’s account. The amount of any such gain or loss will be the difference between the amount that the Participant received for the Shares or fractional share equivalent and the tax basis thereof.

37. How are income tax withholding provisions applied to Participants in the Plan?

If a Participant fails to provide certain federal income tax certifications in the manner required by law, distributions on Shares, proceeds from the sale of fractional shares and proceeds from the sale of Shares held for a Participant’s account will be subject to federal income tax withholding at the rate of 28%. If withholding is required for any reason, the appropriate amount of tax will be withheld. Certain shareholders (including most corporations) are, however, exempt from the above withholding requirements.

If a Participant is a foreign shareholder whose distributions are subject to federal income tax withholding at the 30% rate (or a lower treaty rate), the appropriate amount will be withheld and the balance in Shares will be credited to such Participant’s account. As a result of the Small Business Job Protection Act of 1996, we intend to withhold 10% of any distribution to a foreign shareholder to the extent it exceeds our current and accumulated earnings and profits.

38. Who bears the risk of market fluctuations in the Shares?

A Participant’s investment in Shares held in the Plan account is no different from his or her investment in Shares held directly. The Participant bears the risk of any loss and enjoys the benefits of any gain from market price changes with respect to such Shares.

39. Who should be contacted with questions about the Plan?

All correspondence regarding the Plan should be directed to:

Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856

Certified/Overnight Mail:

Wells Fargo Shareowner Services

161 North Concord Exchange

South St. Paul, MN 55075-1139

General Information:

Tel: 1-800-468-9716

Tel: 651-450-4064 (outside the United States)

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 7:00 a.m. to 7:00 p.m., Central Standard Time, Monday through Friday.

Fax: 651-450-4085

Internet:

General Inquiries - www.wellsfargo.com/shareownerservices

Account Information - www.shareowneronline.com

Please mention Pennsylvania Real Estate Investment Trust and this Plan in all correspondence.

40. How is the Plan interpreted?

Any question of interpretation arising under the Plan will be determined by us and any such determination will be final. The provisions of the Plan and its operation will be governed by the laws of the Commonwealth of Pennsylvania.

41. What are some of the Participant responsibilities under the Plan?

Plan Shares are subject to escheat to the state in which the Participant resides in the event that such Shares are deemed, under such state’s laws, to have been abandoned by the Participant. Participants, therefore, should notify the Plan administrator promptly in writing of any change of address. Account statements and other communications to Participants will be addressed to them at the last address of record provided by Participants to the Plan Administrator. Participants will have no right to draw checks or drafts against their Plan accounts or to instruct the Plan Administrator with respect to any Shares or cash held by the Plan Administrator except as expressly provided herein.

Distributions

The Company has paid Distributions since its formation. In order to accommodate the provisions of this Plan, we anticipate that Distributions will be payable on or about the fifteenth day of March, June, September and December. The future payment of distributions will be at the discretion of our board of trustees and will depend on numerous factors, including our cash flow, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors that the board of trustees deems relevant.

USE OF PROCEEDS

We do not currently know either the number of common shares that will be ultimately sold pursuant to the Plan or the prices at which such shares will be sold. However, we propose to use the net proceeds from the sale of newly issued shares for the acquisition, development and improvement of properties, repayment of indebtedness, capital expenditures, working capital, and other general corporate purposes. Pending such use, we may temporarily invest the net proceeds of any such sales.

DESCRIPTION OF COMMON SHARES

The following summary of the material terms of our common shares does not include all of the terms of the shares and should be read together with our Trust Agreement and By-laws and with applicable Pennsylvania law. Our Trust Agreement and By-laws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where To Find Additional Information.”

Authorized Common and Preferred Shares

Under our Trust Agreement, we have the authority to issue up to 100,000,000 common shares, $1.00 par value per share, and up to 25,000,000 preferred shares.

Common Shares

Voting, Dividend and Other Rights. Subject to the provisions of our Trust Agreement regarding excess shares, (1) the holders of our common shares are entitled to one vote per share on all matters voted on by shareholders, including elections of trustees, and (2) subject to the rights of holders of any preferred shares, the holders of our common shares are entitled to a pro rata portion of any distributions declared from time to time by our board of trustees from funds available for those distributions, and upon liquidation are entitled to receive pro rata all of the assets available for distribution to those holders. The majority of common shares voting on a matter at a meeting at which at least a majority of the outstanding shares are present in person or by proxy constitutes the act of the shareholders, except with respect to the election of trustees (see below). Our Trust Agreement permits the holders of securities of our affiliates to vote with our shareholders on specified matters, and the partnership agreement of our operating partnership grants that right to certain holders of currently outstanding partnership units of our operating partnership, with respect to fundamental changes in us (i.e., mergers, consolidations and sales of substantially all of our assets). Shareholders do not have any pre-emptive rights to purchase our securities.

Our Trust Agreement provides that our board of trustees may authorize the issuance of multiple classes and series of common shares and classes and series of preferred shares having preferences to the existing shares in any matter, including rights in liquidation or to dividends and conversion rights (including shareholder rights plans), and other securities having conversion rights, and may authorize the creation and issuance by our subsidiaries and affiliates of securities having conversion rights in respect of our shares. Accordingly, the rights of holders of our existing common shares are subject and junior to preferred rights, as to dividends and in liquidation (and other such matters) and to the extent set forth in any subsequently authorized preferred shares or class of preferred shares.

Board of Trustees. Our board of trustees is in the process of becoming declassified, with nine out of thirteen members of the board of trustees subject to election for one year terms in 2009 and four members currently serving three year terms that expire in 2010. Our Trust Agreement does not provide for cumulative voting in the election of trustees, and the candidates receiving the highest number of votes are elected to the office of trustee, subject to the majority voting provisions contained in our corporate governance guidelines.

Trustee Nomination Process. Our Trust Agreement provides that nominations for election to the office of trustee at any annual or special meeting of shareholders shall be made by the trustees or by shareholders. Shareholder notice of a nomination of a trustee candidate for election at an annual meeting must generally be delivered not less than 90 days nor more than 120 days prior to the anniversary date of the prior year’s meeting, and for election at an annual meeting that is not within 30 days of such anniversary date or for a special meeting, not later than 10 days following the date on which notice of the meeting is mailed or disclosed publicly, whichever comes first. Shareholders making nominations of trustee candidates must hold at least two percent (2%) of the outstanding shares. Nominations not made in accordance with the procedures in the Trust Agreement will not be considered.

Limited Liability of Shareholders

Our Trust Agreement provides that shareholders, to the fullest extent permitted by applicable law, are not liable for any act, omission or liability of a trustee and that the trustees have no power to bind shareholders personally. Nevertheless, there may be liability in some jurisdictions that may decline to recognize a business trust as a valid organization. With respect to all types of claims in any such jurisdiction, and with respect to tort claims, certain contract claims and possible tax claims in jurisdictions where the business trust is treated as a partnership for certain purposes, shareholders may be personally liable for such obligations to the extent that we do not satisfy those claims. We conduct substantially all of our business in jurisdictions other than the Commonwealth of Pennsylvania in entities recognized in the relevant jurisdiction to limit the liability of equity owners. We carry insurance in amounts that we deem adequate to cover foreseeable tort claims.

Restrictions on Ownership

Among the requirements for qualification as a REIT under the Internal Revenue Code, or the Code, are (1) not more than 50% in value of our outstanding shares, including the common shares (after taking into account options to acquire shares), may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, (2) the shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, and (3) certain percentages of our gross income must be from particular activities. In order to continue to qualify as a REIT under the Code, our board of trustees has adopted, and our shareholders have approved, provisions of our Trust Agreement that restrict the ownership and transfer of shares, or the Ownership Limit Provisions.

The Ownership Limit Provisions provide that no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of any separate class of our shares. The trustees may exempt a person from the Ownership Limit Provisions with a ruling from the Internal Revenue Service or an opinion of counsel or our tax accountants to the effect that such ownership will not jeopardize our status as a REIT.

Issuance or transfers of shares in violation of the Ownership Limit Provisions or which would cause us to be beneficially owned by fewer than 100 persons are void ab initio and the intended transferee acquires no rights to the shares.

In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the Ownership Limit Provisions, such transfer or other event with respect to that number of shares that would be owned by the transferee in excess of the Ownership Limit Provisions are automatically exchanged for an equal number of excess shares, or the Excess Shares, authorized by our Trust Agreement, according to the rules set forth therein, to the extent necessary to insure that the purported transfer or other event does not result in the ownership of shares in violation of the Ownership Limit Provisions. Any purported transferee or other purported holder of Excess Shares is required to give written notice to us of a purported transfer or other event that would result in the issuance of Excess Shares.

Excess Shares are not treasury shares but rather continue as issued and outstanding shares of beneficial interest. While outstanding, Excess Shares will be held in trust. The trustee of such trust will be our Company. The beneficiary of such trust will be designated by the purported holder of the Excess Shares. Excess Shares are not entitled to any dividends or distributions. If, after the purported transfer or other event resulting in an exchange of shares of beneficial interest for Excess Shares and prior to our discovery of such exchange, dividends or distributions are paid with respect to the shares that were exchanged for Excess Shares, then such dividends or distributions are to be repaid to us upon demand. Excess Shares participate ratably (based on the total number of shares and Excess Shares) in any liquidation, dissolution or winding up of our Company. Except as required by law, holders of Excess Shares are not entitled to vote such shares on any matter. While Excess Shares are held in trust, any interest in that trust may be transferred by the trustee only to a person whose ownership of shares will not violate the Ownership Limit Provisions, at which time the Excess Shares will be automatically exchanged for the same number of shares of the same type and class as the shares for which the Excess Shares were originally exchanged. Prior to any transfer of any interest in the Excess Shares held in trust, the purported transferee or other purported holder, as the case may be, must give advance notice to us of the intended transfer and we must waive in writing our purchase rights. Our Trust Agreement contains provisions that are designed to insure that the purported transferee or other purported holder of Excess Shares does not receive in return for such a transfer an amount that reflects any appreciation in the shares for which Excess Shares were exchanged during the period that such Excess Shares were outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid to our Company. If the foregoing restrictions are determined to be invalid by any court of competent jurisdiction, then the intended transferee or holder of any Excess Shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring such Excess Shares and to hold such Excess Shares on our behalf.

Our Trust Agreement further provides that Excess Shares will be deemed to have been offered for sale to our Company at the lesser of (1) the price paid for the shares by the purported transferee or, in the case of a gift, devise or other transaction, the market price for such shares at the time of such gift, devise or other transaction or (2) the market price for the shares on the date we or our designee exercises its option to purchase the Excess Shares. We may purchase such Excess Shares during a 90-day period, beginning on the date of the violative transfer if the original transferee-shareholder gives notice to us of the transfer or, if no notice is given, the date the board of trustees determines that a violative transfer or other event resulting in an exchange of shares for the Excess Shares has occurred.

Each shareholder upon demand is required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of trustees deems necessary to comply with the provisions of our Trust Agreement or the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency. Certificates representing shares of any class or series issued after September 29, 1997 will bear a legend referring to the restrictions described above.

Registrar and Transfer Agent

The registrar and transfer agent for our common shares is Wells Fargo Bank, N.A.

CERTAIN PROVISIONS OF OUR TRUST AGREEMENT AND BY-LAWS

The following summary of certain provisions of our Trust Agreement and By-laws is subject to and qualified in its entirety by reference to our Trust Agreement and By-laws, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where To Find Additional Information.”

Ownership Limits and Restrictions on Transferability

In order to protect our status as a REIT, no more than 50% of the value of our outstanding shares (after taking into account options to acquire shares) may be owned, directly or constructively, by five or fewer individuals and the shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To assist us in satisfying these tests, subject to some exceptions, our Trust Agreement prohibits any shareholder from owning more than 9.9% of our outstanding common shares (exclusive of preferred shares) or more than 9.9% of any class or series of preferred shares. Our trust agreement also prohibits transfers of shares that would cause a shareholder to exceed the 9.9% limit or cause us to be beneficially owned by fewer than 100 persons. Our board of trustees may exempt a person from the 9.9% ownership limit if our board receives a ruling from the Internal Revenue Service or an opinion of counsel or tax accountants that exceeding the 9.9% ownership limit as to that person would not jeopardize our status as a REIT. Absent an exemption, this restriction may discourage a tender offer or other transaction or change in management or control that might involve a premium price for our shares or otherwise be in the best interests of our shareholders.

Term of Office of Members of the Board of Trustees

We are currently in the process of declassifying our board of trustees in phases and providing for the annual election of all trustees, which began at the Annual Meeting of Shareholders in 2008 and will end at the Annual Meeting of Shareholders in 2010. Trustees whose terms currently expire at the Annual Meeting of Shareholders to be held in 2009 or 2010, or their successors, will stand for election for a term of one year at the 2009 or 2010 Annual Meeting, as applicable, and will stand for election each year thereafter.

Multiple Classes and Series of Shares of Beneficial Interest

Our trust agreement permits our board of trustees to create and issue multiple classes and series of shares, including classes and series of preferred shares having preferences to the existing shares on any matter, including rights in liquidation or to dividends and conversion rights (including shareholder rights plans), and other securities having conversion rights, and may authorize the creation and issuance by our subsidiaries and affiliates of securities having conversion rights in respect of our shares. Our trust agreement further provides that the terms of such rights or other securities may provide for disparate treatment of certain holders or groups of holders of such rights or other securities. Our issuance of such rights or preferred shares could delay or prevent someone from acquiring control of us, even if a change in control were in the best interests of our shareholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material United States federal income tax consequences relating to our qualification and taxation as a REIT and the acquisition, ownership and disposition of our common shares. This summary is for general information only. For purposes of the following discussion, references to “Company,” “we” and “us” mean Pennsylvania Real Estate Investment Trust and not our subsidiaries or affiliates, and “operating partnership” refers to PREIT Associates, L.P. Because this is a summary that is intended to address only the federal income tax consequences relating to the acquisition, ownership and disposition of our common shares, it may not contain all the information that may be important in your specific circumstances. As you review this discussion, you should keep in mind that:

(1) The tax consequences to you may vary depending on your particular tax situation;

(2) Special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a partnership, a trust, an estate, a regulated investment company, a financial institution, an insurance company, a real estate investment trust, or otherwise subject to special tax treatment under the Code;

(3) This summary does not address state, local or non-U.S. tax consequences;

(4) This summary deals only with common shares owned as “capital assets,” within the meaning of Section 1221 of the Code; and

(5) This discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your tax advisor to determine the effect of acquiring, owning and disposing of our common shares in your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the Code, current, temporary and proposed regulations promulgated by the U.S. Treasury Department, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, or the IRS, and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this registration statement.

Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Moreover, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

Taxation of the Company as a REIT

General. Our Company has elected to be taxed as a REIT under the Code. A REIT generally is not subject to federal income tax on the net income that it distributes to shareholders if it meets the applicable REIT distribution requirements and other requirements for REIT qualification under the Code. We believe that we have been and are organized and have operated, and we intend to continue to operate, in a manner so as to qualify as a REIT, but there can be no assurance that we qualify or will remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet, through actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot provide assurance that our actual operating results will satisfy the requirements for taxation as a REIT under the Code for any particular taxable year.

The sections of the Code that relate to our qualification and operation as a REIT are highly technical and complex. This discussion sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and Treasury regulations, and related administrative and judicial interpretations.

Taxation. For each taxable year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is distributed currently to our shareholders. U.S. Shareholders (as defined below) generally will be subject to taxation on dividends (other than dividends designated capital gain dividends and “qualified dividend income”) at rates applicable to ordinary income, instead of at lower capital gain rates.

Qualification for taxation as a REIT enables the REIT and its shareholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and shareholder levels) that generally results from an investment in a regular corporation. Regular corporations (non-REIT “C” corporations) generally are subject to federal corporate income taxation on their income, and shareholders of regular corporations are subject to tax on any dividends that are received. Currently, however, shareholders who are taxed at individual rates generally are taxed on dividends from regular corporations at capital gains rates, which are lower for individuals than ordinary income rates; and shareholders who are taxed at regular corporate rates receive the benefit of a dividends-received deduction that substantially reduces the effective rate that they pay on such dividends. Income earned by a REIT and distributed currently to its shareholders generally will be subject to lower aggregate rates of federal income taxation than if the income were earned by a regular corporation, subjected to corporate income tax, and then distributed to shareholders and subjected to tax either at capital gain rates or the effective rate paid by a corporate recipient entitled to the benefit of the dividends-received deduction.

Although we generally will not be subject to corporate income taxes on income that we distribute currently to shareholders, we will be subject to federal income tax as follows:

(1) We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

(2) We may be subject to the “alternative minimum tax” on our undistributed items of tax preference, if any.

(3) If we have (a) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or (b) other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

(4) Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

(5) If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of the amount by which we fail either the 75% or 95% gross income test, multiplied in either case by a fraction intended to reflect our profitability.

(6) We will be subject to a 4% nondeductible excise tax on the excess, if any, of the required distribution over the sum of amounts actually distributed, excess distributions from the preceding tax year and amounts retained for which federal income tax was imposed if we fail to make the required distributions by the end of a calendar year. The required distribution for each calendar year is equal to the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from prior taxable years.

(7) We will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants, and our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

(8) If we acquire any assets from a non-REIT “C” corporation in a carry-over basis transaction, we will be liable for corporate income tax, at the highest applicable corporate rate for the “built-in gain” with respect to those assets if we disposed of those assets within 10 years after they were acquired. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a non-REIT “C” corporation owns an interest, we will be subject to this tax in proportion to the corporation’s interest in the partnership. However, if we are subject to taxation on our REIT taxable income or subject to tax due to the sale of a built-in gain asset that was acquired in a carry-over basis transaction from a non-REIT “C” corporation, some of the dividends we pay to our shareholders during the following year may be subject to tax at the reduced capital gains rates, rather than taxed at ordinary income rates. See “—Taxation of U.S. Shareholders—Qualified Dividend Income.”

(9) If we fail to satisfy one of the REIT asset tests (other than certain de minimis failures), but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the greater of $50,000 or the amount determined by multiplying the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets by the highest rate of tax applicable to corporations.

(10) If we fail to satisfy certain of the requirements under the Code the failure of which would result in the loss of our REIT status, and the failure is due to reasonable cause and not willful neglect, we may be required to pay a penalty of $50,000 for each such failure in order to maintain our qualification as a REIT.

(11) If we fail to comply with the requirements to send annual letters to certain of our shareholders requesting information regarding the actual ownership of our shares and the failure was not due to reasonable cause or was due to willful neglect, we will be subject to a $25,000 penalty or, if the failure is intentional, a $50,000 penalty.

Furthermore, notwithstanding our status as a REIT, we also may have to pay certain state and local income taxes, because not all states and localities treat REITs the same as they are treated for federal income tax purposes. Moreover, each of our taxable REIT subsidiaries (as further described below) is subject to federal, state and local corporate income taxes on its net income.

Requirements for Qualification as a REIT. A REIT is a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4) that is neither a financial institution nor an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding shares or other beneficial interest of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities and as determined by applying certain attribution rules) during the last half of each taxable year;

(7) that makes an election to be a REIT for the current taxable year, or has made such an election for a previous taxable year that has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and the Treasury regulations promulgated thereunder;

(9) that does not have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year; and

(10) that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply during the first taxable year for which an election is made to be taxed as a REIT. For purposes of determining share ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

We believe that we have been organized, have operated and have issued sufficient shares of beneficial ownership with sufficient diversity of ownership to allow us to satisfy the above conditions. In addition, our trust agreement contains restrictions regarding the transfer of shares of beneficial interest that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

To monitor compliance with condition (6) above, a REIT is required to send annual letters to certain of its shareholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and do not know, or exercising reasonable diligence, would not have known, of a failure to meet condition (6) above, then we will be treated as having met condition (6) above.

Qualified REIT Subsidiaries. We may acquire 100% of the stock of one or more corporations that are qualified REIT subsidiaries. A corporation will qualify as a qualified REIT subsidiary if we own 100% of its stock and it is not a taxable REIT subsidiary. A qualified REIT subsidiary will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as our assets, liabilities and such items (as the case may be) for all purposes of the Code, including the REIT qualification tests. For this reason, references in this discussion to our income and assets should be understood to include the income and assets of any qualified REIT subsidiary we own. Income of a qualified REIT subsidiary will not be subject to federal income tax, although it may be subject to state and local taxation in some jurisdictions. Our ownership of the voting stock of a qualified REIT subsidiary will not violate the asset test restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than five percent of the value of our total assets, as described below in “—Asset Tests Applicable to REITs.”

Taxable REIT Subsidiaries. A taxable REIT subsidiary is a corporation (other than a REIT) in which we directly or indirectly hold stock, which has made a joint election with us to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any such corporation in which a taxable REIT subsidiary of ours owns, directly or indirectly, securities (other than certain “straight debt” securities) that represent more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to our tenants, without causing us to receive impermissible tenant service income under the REIT gross income tests. The Company owns several taxable REIT subsidiaries, including PREIT-RUBIN. A taxable REIT subsidiary is required to pay regular federal income tax, and state and local income tax where applicable, as a non-REIT “C” corporation. In addition, if dividends are paid to us by our taxable REIT subsidiary, then a portion of the dividends we distribute to shareholders who are taxed at individual rates will generally be eligible for taxation at lower capital gains rates, rather than at ordinary income rates. See “Taxation of United States Shareholders—Qualified Dividend Income.”

Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions applicable to the arrangements between a REIT and its taxable REIT subsidiaries are intended to ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made directly or indirectly to us in excess of a certain amount. In addition, a REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Our taxable REIT subsidiaries may make interest and other payments to us and to third parties in connection with activities related to our properties. There can be no assurance that our taxable REIT subsidiaries will not be limited in their ability to deduct certain interest payments made to us, and there can be no assurance that the IRS might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our taxable REIT subsidiaries.

Ownership of Partnership Interests by a REIT. A REIT that owns an equity interest in an entity treated as a partnership for federal income tax purposes is deemed to own its share (based upon its proportionate share of the capital of the partnership) of the assets of the partnership and is deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, our proportionate share of assets and items of income of the operating partnership, including the operating partnership’s share of assets and items of income of any subsidiaries that are treated as partnerships or disregarded entities for federal income tax purposes, are treated as assets and items of income of our Company for purposes of applying the REIT asset and income tests. For these purposes, under current Treasury regulations, our interest in each of the partnerships must be determined in accordance with our “capital interest” in each entity, as applicable. We have control over the operating partnership and substantially all of the partnership and limited liability company subsidiaries of the operating partnership, and intend to operate them in a manner that is consistent with the requirements for continued qualification of our Company as a REIT.

We believe that the operating partnership and each of the partnerships and limited liability companies in which we own an interest, directly or through another partnership or limited liability company, will be treated as partnerships or disregarded for federal income tax purposes and will not be taxable as corporations. If any of these entities were instead properly treated as a corporation, it would be subject to an entity-level tax on its income and we might fail to meet the REIT income and asset tests. See “—Taxation of the Company as a REIT—Income Tests Applicable to REITs” and “—Taxation of the Company as a REIT—Asset Tests Applicable to REITs” below.

Income Tests Applicable to REITs. To qualify as a REIT, we must satisfy two gross income tests that are applied on an annual basis. First, in each taxable year, we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property or from some types of temporary investments. Income from investments relating to real property or mortgages on related property includes “rent from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or other disposition of stock or securities.

Rent we receive will qualify as “rent from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if several conditions are met:

•

The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rent from real property” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales;

•

Neither we nor any actual or constructive owner of 10% or more of our shares may actually or constructively own 10% or more of the equity interests in a tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Any such tenant is referred to as a “related party tenant.” Rent received from a related party tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rent from real property” as a result of this condition if either (i) at least 90% of the space at the property to which the rent relates is leased to third parties, and the rent paid by the taxable REIT subsidiary are comparable to rent paid by our other tenants for comparable space, or (ii) the property is a qualified lodging property and is operated on behalf of the taxable REIT subsidiary by a person who is an independent contractor and certain other requirements are met;

•

Rent attributable to personal property, leased in connection with a lease of real property, does not exceed 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rent from real property;” and

•

We generally must not provide directly impermissible tenant services to the tenants of a property, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no income or a taxable REIT subsidiary. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered primarily for the convenience of the tenant” of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may provide through an independent contractor or a taxable REIT subsidiary, which may be wholly or partially owned by us, both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rent from real property.” If the total amount of income we receive from providing impermissible tenant services at a property exceeds 1% of our total income from that property, then all of the income from that property will fail to qualify as “rent from real property.” Impermissible tenant service income is deemed to be at least 150% of our direct cost in providing the service.

In light of these requirements, we do not intend to take any of the actions listed below, unless we determine that the resulting nonqualifying income, taken together with all other nonqualifying income that we earn in the taxable year, will not jeopardize our status as a REIT:

(1) charge rent for any property that is based in whole or in part on the income or profits of any person (unless based on a fixed percentage or percentages of gross receipts or sales, as permitted and described above);

(2) rent any property to a related party tenant, including a taxable REIT subsidiary, unless the rent from the lease to the taxable REIT subsidiary would qualify for the special exception from the related party tenant rule applicable to certain leases with a taxable REIT subsidiary;

(3) derive rental income attributable to personal property except rent attributable to personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

(4) directly perform services considered to be noncustomary or “rendered to the occupant” of the property.

We provide services and access to third party service providers at some or all of our properties. However, based on our experience in the rental markets where the properties are located, we believe that all access to service providers and services provided to tenants by our Company either are usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant, or, if considered impermissible services, will not result in an amount of impermissible tenant service income that will cause us to fail to meet the income test requirements.

Although PREIT-RUBIN (which, together with PREIT Services, LLC, comprise our commercial property development and management business) renders services with respect to rental properties of the operating partnership and the partnership subsidiaries, and PREIT-RUBIN does not constitute an “independent contractor” for this purpose, we believe that the services being provided by PREIT-RUBIN with respect to these properties in past years have been usual or customary and should not otherwise be considered “rendered to the occupant.” Moreover, for years beginning after December 31, 2000, the Company and PREIT-RUBIN have elected for PREIT-RUBIN to be treated as a taxable REIT subsidiary. We believe that the aggregate amount of any nonqualifying income in any taxable year earned by the operating partnership and the partnership subsidiaries has not caused, and will not cause, the Company to exceed the limits on nonqualifying income under the 75% and 95% gross income tests.

However, we cannot provide any assurance that the IRS will agree with these positions. We monitor the activities at our properties and believe that we have not provided services that will cause us to fail to meet the income tests. We intend to continue to monitor the services provided at, and the nonqualifying income arising from, each of our properties. We have earned and expect to continue to earn a small amount of nonqualifying income relative to our total gross income in any relevant taxable year. We believe that the amount of nonqualifying income generated from these activities has not affected and will not affect our ability to meet the 95% gross income tests.

“Interest” income that depends in whole or in part on the income or profits of any person generally will be non-qualifying income for purposes of the 75% or 95% gross income tests. However, interest based on a fixed percentage or percentages of gross receipts or sales may still qualify under the gross income tests. We do not expect to derive significant amounts of interest that would fail to qualify under the 75% and 95% gross income tests.

Our share of any dividends received from our corporate subsidiaries that are not “qualified REIT subsidiaries” (and from other corporations in which we own an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends to cause us to exceed the limit on nonqualifying income under the 75% gross income test. Dividends that we receive from other qualifying REITs will qualify for purposes of both REIT income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, and we disclose to the IRS the sources of our income as required by the Code and applicable regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. As discussed under “—Taxation of the Company as a REIT—General,” even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized through our subsidiary partnerships and disregarded entities for federal income tax purposes, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. However, we will not be treated as a dealer in real property with respect to a property we sell for the purposes of the 100% tax if (i) we have held the property for at least four years for the production of rental income prior to the sale, (ii) capitalized expenditures on the property in the four years preceding the sale do not exceed 30% of the net selling price of the property, and (iii) we either (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) the aggregate tax basis of property sold during the year of sale does not exceed 10% of the aggregate tax basis of all of our assets as of the beginning of the taxable year and substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. For sales after July 30, 2008, a third safe harbor applies if the aggregate fair market value of property sold during the taxable year does not exceed 10% of the fair market value of all of our assets as of the beginning of the taxable year. The sale of more than one property to one buyer as part of one transaction constitutes one sale for purposes of this “safe harbor.” We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our properties and to make occasional sales of properties as are consistent with our investment objectives. However, the IRS may successfully contend that some or all of the sales made by us are prohibited transactions. In that case, we would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax. Any redetermined rent, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rent is rent from real property that is overstated as a result of services furnished by one of our taxable REIT subsidiaries to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for payments to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rent we receive will not constitute redetermined rent if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•	amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

•	a taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•

rent paid to us by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rent paid by our tenants leasing comparable space who are receiving services from the taxable REIT subsidiary and the charge for the services is separately stated; or

•	the taxable REIT subsidiary’s gross income from the service is not less than 150% of the taxable REIT subsidiary’s direct cost of furnishing the service.

Although we anticipate that any fees paid to a taxable REIT subsidiary for tenant services will reflect arm’s-length rates, a taxable REIT subsidiary may under certain circumstances provide tenant services that do not satisfy any of the safe-harbor provisions described above. Nevertheless, these determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the redetermined rent, redetermined deductions or excess interest, as applicable.

Asset Tests Applicable to REITs. At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature and diversification of our assets:

(1) At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and federal government securities. For purposes of this test, real estate assets include our allocable share of real estate assets held by entities that are treated as partnerships or that are disregarded for federal income tax purposes, as well as stock or debt instruments that are purchased with the proceeds of an offering of shares or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds.

(2) Not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class (e.g., securities that qualify as real estate assets and federal government securities);

(3) Not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. Securities for purposes of the asset tests may include debt securities; and

(4) Except for equity investments in REITs, debt or equity investments in qualified REIT subsidiaries and taxable REIT subsidiaries, and other securities that qualify as “real estate assets” for purpose of the 75% test described in clause (1):

•	the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets;

•	we may not own more than 10% of any one issuer’s outstanding voting securities; and

•

we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for certain specified exceptions including the “straight debt” exception discussed below.

The Code specifically provides that the following types of debt will not be taken into account for purposes of the 10% value test: (1) securities that meet the “straight debt” safe-harbor, as discussed in the next paragraph; (2) loans to individuals or estates; (3) obligations to pay rent from real property; (4) rental agreements described in Section 467 of the Code; (5) any security issued by other REITs; (6) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (7) any other arrangement as determined by the IRS. In addition, for purposes of the 10% value test, to the extent we hold debt securities that are not described in the preceding sentence, (a) debt issued by partnerships that derive at least 75% of their gross income from sources that constitute qualifying income for purposes of the 75% gross income test, and (b) debt that is issued by any partnership, to the extent of our interest as a partner in the partnership, are not considered securities.

Debt will meet the “straight debt” safe harbor if (1) neither we nor any of our controlled taxable REIT subsidiaries (generally, taxable REIT subsidiaries more than 50% of the vote or value of the outstanding stock of which is directly or indirectly owned by us) owns any other securities of the issuer that are not described in the preceding paragraph and that have an aggregate value greater than one percent of the issuer’s outstanding securities, as calculated under the Code, (2) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, (3) the debt is not convertible, directly or indirectly, into stock, and (4) the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors.

However, contingencies regarding time of payment and interest are permissible for purposes of qualifying as a straight debt security if (1) such contingency does not have the effect of changing the effective yield to maturity, as determined under the Code, other than a change in the annual yield to maturity that does not exceed the greater of (i) 5% of the annual yield to maturity or (ii) 0.25%, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1,000,000 and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as “straight debt” solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

We believe that the aggregate value of our interests in our taxable REIT subsidiaries has not exceeded 20% of the aggregate value of our gross assets. With respect to each issuer that did not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including debt, of any such issuer has not exceeded 5% of the total value of our assets and that we comply with the 10% voting securities limitation and, for our 2001 and subsequent taxable years, 10% value limitation with respect to each such issuer. However, no independent appraisals have been obtained to support these conclusions. In this regard, however, we cannot provide any assurance that the IRS might not disagree with our determinations.

The asset tests must be satisfied not only on the last day of the calendar quarter in which we, directly or through pass-through subsidiaries, acquire securities in the applicable issuer, but also on the last day of the calendar quarter in which we increase our ownership of securities of such issuer, including as a result of increasing our interest in pass-through subsidiaries. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the 25%, 20% or 5% asset tests solely by reason of changes in the relative values of our assets. If failure to satisfy the 25%, 20% or 5% asset tests results from an acquisition of securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20% or 5% asset tests. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT, unless we satisfy certain relief provisions described in the next paragraph.

Furthermore, the failure to satisfy the asset tests can be remedied even after the 30-day cure period under certain circumstances. If the total value of the assets that caused a failure of the 5% asset test, the 10% voting securities test or the 10% value test does not exceed the lesser of (i) 1% of our assets at the end of the relevant quarter or (ii) $10,000,000, we can cure such a failure by disposing of sufficient assets to cure such a violation within six months following the last day of the quarter in which we first identify the failure of the asset test. For a violation of any of the asset tests not described in the prior sentence (including the 75%, 25% and the 20% asset tests), we can avoid disqualification as a REIT if the violation is due to reasonable cause and we dispose of an amount of assets sufficient to cure such violation within the six-month period described in the preceding sentence. In such a case, we must also pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets during the period of time that the assets were held as nonqualifying assets, and file in accordance with applicable Treasury regulations a schedule with the IRS that describes the assets. The applicable Treasury regulations are yet to be issued. Thus, it is not possible to state with precision under what circumstances we would be entitled to the benefit of these provisions.

Annual Distribution Requirements Applicable to REITs. To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders each year in an amount at least equal to the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain; and

•	90% of our after tax net income, if any, from foreclosure property;

minus the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rent, original issue discount included in our taxable income without the receipt of a corresponding payment, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared during the last three months of the taxable year, payable to shareholders of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by us and received by our shareholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for such year and paid on or before the first regular dividend payment date after such declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions are taxable to our shareholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be

preferential—i.e., every shareholder of the class of shares with respect to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the shortfall at regular corporate tax rates.

We believe we have made and intend to make timely distributions sufficient to satisfy our annual distribution requirements. In this regard, the partnership agreement of the operating partnership authorizes us, as general partner, to take steps as may be necessary to cause the operating partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. Although we anticipate that our cash flow will permit us to make those distributions, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements. In this event, we may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions or to pay dividends in the form of taxable dividends of our shares.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% nondeductible excise tax to the extent that our distributions during a calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year plus excess distributions from prior tax years does not at least equal the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from prior taxable years.

Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax and excess distributions from the immediately preceding year may be carried over. A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Record-Keeping Requirements. We are required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure of the Company to Qualify as a REIT. If we fail to comply with one or more of the conditions required for qualification as a REIT (other than asset tests and the income tests that have the specific savings clauses discussed above in “—Taxation of the Company as a REIT—Asset Tests Applicable to REITs,” and “—Taxation of the Company as a REIT—Income Tests Applicable to REITs”), we can avoid termination of our REIT status by paying a penalty of $50,000 for each such failure, provided that our noncompliance was due to reasonable cause and not willful neglect. If we fail to qualify for taxation as a REIT in any taxable year and the statutory relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates.

Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, our failure to qualify as a REIT would significantly reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as dividends to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains earned by us. Non-corporate shareholders currently would be taxed on these dividends at capital gains rates; corporate shareholders may be eligible for the dividends received deduction with respect to such dividends. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. There can be no assurance that we would be entitled to any statutory relief.

Taxation of United States Shareholders

General. This section applies to a beneficial owner of a common share of Pennsylvania Real Estate Investment Trust that is held by a U.S. person, referred to as a “United States shareholder” herein, as a capital asset.

A “U.S. person” is:

•	a citizen or resident of the United States;

•

a corporation (or any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•

a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in place to be treated as a United States person.

If a partnership holds our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common shares.

Distributions by the Company—General. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits that are not designated as capital gains dividends or “qualified dividend income” will be taxable to our taxable United States shareholders as ordinary income and will not be eligible for the dividends-received deduction in the case of United States shareholders that are corporations. For purposes of determining whether distributions to holders of common shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to any outstanding preferred shares and then to our outstanding common shares.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each United States shareholder. This treatment will reduce the adjusted tax basis that each United States shareholder has in its shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a United States shareholder’s adjusted tax basis in its shares will be taxable as capital gains, provided that the shares have been held as a capital asset, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year.

Capital Gain Distributions. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we properly designate as “capital gain dividends” will be taxable to our taxable

United States shareholders as gain from the sale or disposition of a capital asset to the extent that such gain does not exceed our actual net capital gain for the taxable year. Designations made by us will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a United States shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of some capital gain dividends as ordinary income.

Instead of paying capital gain dividends, we may designate all or part of our net capital gain as “undistributed capital gain.” We will be subject to tax at regular corporate rates on any undistributed capital gain. A United States shareholder will include in its income as long-term capital gains its proportionate share of such undistributed capital gain and will be deemed to have paid its proportionate share of the tax paid by us on such undistributed capital gain and receive a credit or a refund to the extent that the tax paid by us exceeds the United States shareholder’s tax liability on the undistributed capital gain. A United States shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A United States shareholder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately. We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

(1) a 15% rate gain distribution, which would be taxable to non-corporate United States shareholders at a maximum rate of 15%; or

(2) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate United States shareholders at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 15% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Recipients of capital gain dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

Qualified Dividend Income. With respect to shareholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate United States shareholders as capital gain, provided that the shareholder has held the common shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common shares become ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1) the qualified dividend income received by us during such taxable year from non-REIT “C” corporations (including our corporate subsidiaries, other than qualified REIT subsidiaries, and our taxable REIT subsidiaries);

(2) the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to such undistributed REIT taxable income; and

(3) the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT “C” corporation over the federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic corporation (other than a REIT or a regulated investment company) or a “qualified foreign corporation” and specified holding period requirements and other requirements are met. A foreign corporation (other than a “passive foreign investment company”) will be a qualified foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. We generally expect that an insignificant portion, if any, of our distributions will consist of qualified dividend income. If we designate any portion of a dividend as qualified dividend income, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as qualified dividend income.

Sunset of Reduced Tax Rate Provisions. The applicable provisions of the federal income tax laws relating to the 15% rate of capital gain taxation and the applicability of capital gain rates for designated qualified dividend income of REITs are currently scheduled to “sunset” or revert back to provisions of prior law effective for taxable years beginning after December 31, 2010. Upon the sunset of the current provisions, all dividend income of REITs and non-REIT corporations would be taxable at ordinary income rates and the maximum capital gain tax rate for gains other than “unrecaptured section 1250 gains” will be increased from 15% to 20%. The impact of this reversion is not discussed herein. Consequently, shareholders should consult their tax advisors regarding the effect of sunset provisions on an investment in our common shares.

Other Tax Considerations. Distributions we make and gain arising from the sale or exchange by a United States shareholder of our shares will not be treated as passive activity income. As a result, United States shareholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A United States shareholder may elect, depending on its particular situation, to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. We will notify shareholders regarding the portions of our distributions for each year that constitute ordinary income, return of capital and qualified dividend income. United States shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

Sales of Shares. If a United States shareholder sells or otherwise disposes of its shares in a taxable transaction, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares for tax purposes. This gain or loss will be a capital gain or loss if the shares have been held by the United States shareholder as a capital asset. The applicable tax rate will depend on the United States shareholder’s holding period in the shares (generally, if shares have been held for more than one year, such gain or loss will be long-term capital gain or loss) and the United States shareholder’s tax bracket. A United States shareholder who is an individual, estate or trust and who has net long-term capital gain or loss will be subject to a maximum capital gain rate, which is currently 15%. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” In general, any loss recognized by a United States shareholder upon the sale or other disposition of common shares that have been held for six months or less, after applying the holding period rules, will be treated by such United States shareholders as a long-term capital loss, to the extent of distributions received by the United States shareholder from us that were required to be treated as long-term capital gains. Shareholders are advised to consult their tax advisors with respect to the capital gain liability.

Taxation of Tax-Exempt Shareholders

Provided that a tax-exempt shareholder, except certain tax-exempt shareholders described below, has not held its common shares as “debt financed property” within the meaning of the Code and the shares are not otherwise used in its trade or business, the dividend income from us and gain from the sale of our common shares will not be unrelated business taxable income, or UBTI, to a tax-exempt shareholder. Generally, “debt financed property” is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt shareholder.

For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Section 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) and whose income is payable to any of the aforementioned tax-exempt organizations, income from an investment in the Company will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult with their tax advisors concerning these set aside and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI if received by any trust that is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code and holds more than 10%, by value, of the interests in the REIT. A pension-held REIT includes any REIT if:

•

at least one of such trusts holds more than 25%, by value, of the interests in the REIT, or two or more of such trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT; and

•

it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust, rather than by the trust itself.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. As a result of certain limitations on the transfer and ownership of our shares contained in our organizational documents, we do not expect to be classified as a “pension-held REIT,” and accordingly, the tax treatment described in this paragraph should be inapplicable to our tax-exempt shareholders.

U.S. Taxation of Non-United States Shareholders

The following discussion addresses the rules governing U.S. federal income taxation of the acquisition, ownership and disposition of our common shares by shareholders other than United States shareholders, or non-United States shareholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of them. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state, local or foreign tax consequences that may be relevant to a non-United States shareholder in light of its particular circumstances.

Distributions. Subject to the discussion below, distributions by us to a non-United States shareholder of our common shares generally will be treated as ordinary dividends to the extent that they are made out of our current or accumulated earnings and profits. Ordinary dividends generally will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-United States shareholder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Ordinary dividends that are effectively connected with a trade or business generally will not be subject to the withholding tax and instead will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in a manner similar to the taxation of United States shareholders with respect to these dividends, and may be subject to any applicable alternative minimum tax. Applicable certification and disclosure requirements must be satisfied for dividends to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-United States shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. We generally expect to withhold U.S. income tax at the rate of 30% on any dividend distribution made to a non-United States shareholder unless:

•	a lower treaty rate applies and the non-United States shareholder files an Internal Revenue Service Form W-8BEN with us evidencing eligibility for that reduced rate; or

•	the non-United States shareholder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is effectively connected income.

Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-United States shareholder in its common shares will reduce the non-United States shareholder’s adjusted basis in its common shares and will not be subject to U.S. federal income tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-United States shareholder in its common shares will be treated as gain from the sale of its common shares, the tax treatment of which is described below (See “Sale of Our Common Shares”).

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the non-United States shareholder is not liable for tax on the receipt of that distribution. However, a non-United States shareholder may seek a refund of these amounts from the Internal Revenue Service if the non-United States shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

A distribution to a non-United States shareholder that owns more than 5% of our common shares at any time during the taxable year will not be treated as an ordinary dividend if (a) the distribution is designated as a capital gain dividend and/or (b) the dividend is attributable to the disposition of a U.S. real property interest. Such distributions will be taxed under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA.” A non-United States shareholder receiving a distribution subject to FIRPTA will be treated as recognizing gain that is income effectively connected with a U.S. trade or business and taxed in the manner described below. We will be required to withhold and remit to the Internal Revenue Service 35% of any such distribution attributable to the disposition of a U.S. real property interest. The amount withheld is creditable against the non-United States shareholder’s U.S. federal income tax liability.

A distribution to a non-United States shareholder that owns no more than 5% of the value of our common shares at all times during the taxable year, will be treated as long-term capital gain to such a non-United States shareholder if the distribution is designated as a capital gain dividend. Such a distribution generally should not be subject to U.S. federal income taxation, unless:

•

such distribution is effectively connected with the non-United States shareholder’s U.S. trade or business, in which case the non-United States shareholder will be subject to tax on a net basis in a manner similar to the taxation of United States shareholders with respect to such gain, except that a holder that is a foreign corporation may also be subject to the additional 30% branch profits tax, as discussed above; or

•

the non-United States shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and either has a “tax home” in the United States or with respect to whom certain other conditions exist, in which case such nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Undistributed Capital Gain. Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of our shares held by non-United States shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under that approach, each non-United States shareholder would be able to offset as a credit against its U.S. federal income tax liability resulting therefrom its proportionate share of the tax paid by us on the undistributed capital gains treated as long-term capital gain to the non-United States shareholder, and generally to receive from the IRS a refund to the extent its proportionate share of the tax paid by us were to exceed the non-United States shareholder’s actual U.S. federal income tax liability on such long-term capital gain. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-United States shareholder should consult its tax advisor regarding the taxation of such undistributed capital gain.

Sale of Our Common Shares. Gain recognized by a non-United States shareholder upon the sale or exchange of our common shares generally would not be subject to U.S. taxation unless:

(1) the investment in our common shares is effectively connected with the non-United States shareholder’s United States trade or business, in which case the non-United States shareholder will be subject to the same treatment as domestic shareholders with respect to any gain;

(2) the non-United States shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains from United States sources for the taxable year; or

(3) our common shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

Our common shares will not constitute a U.S. real property interest if we are a domestically controlled REIT. We will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our common shares is held directly or indirectly by non-United States shareholders.

We believe that currently we are a domestically controlled REIT and, therefore, that the sale of our common shares by a non-United States shareholder would not be subject to taxation under FIRPTA. Because our common shares are publicly traded, however, we cannot guarantee that we are or will continue to be a domestically controlled REIT.

Even if we do not qualify as a domestically controlled REIT at the time a non-United States shareholder sells our common shares, gain arising from the sale still would not be subject to FIRPTA tax if:

(1) the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

(2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the shorter of the period during which the non-United States shareholders held such class or series of shares or the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our common shares by a non-United States shareholder were subject to taxation under FIRPTA, the non-United States shareholder would be subject to regular U.S. federal income tax with respect to any gain on a net basis in the same manner as a taxable United States shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Information Reporting and Backup Withholding Tax Applicable to Shareholders

United States Shareholders. In general, information-reporting requirements will apply to payments of distributions on our common shares and payments of the proceeds of the sale of our common shares to some United States shareholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax on such payments at the rate of 28% if:

(1) the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2) the IRS notifies the payer that the TIN furnished by the payee is incorrect;

(3) there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code; or

(4) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some shareholders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

Non-United States Shareholders. Generally, information reporting will apply to payments of distributions on our common shares, and backup withholding described above for a United States shareholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common shares to or through the United States office of a United States or foreign broker will be subject to information reporting and, possibly, backup withholding as described above for United States shareholders, or the withholding tax for non-United States shareholders, as applicable, unless the non-United States shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-United States shareholder of our common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership 50% or more of whose interests are held by partners who are United States persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a U.S. office of a United States or foreign broker unless the broker has documentary evidence as to the non-United States shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. If a non-United States shareholder fails to comply with the information reporting requirement, payments to such person may be subject to the full withholding tax even if such person might have been eligible for a reduced rate of withholding or no withholding under an applicable income tax treaty. Because the application of these Treasury regulations varies depending on the shareholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-United States shareholder’s federal income tax liability if certain required information is furnished to the IRS. Non-United States shareholders should consult with their tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Tax Aspects of our Ownership of Interests in the Operating Partnership and Other Partnerships

General. Substantially all of our investments are held indirectly through the operating partnership. In general, partnerships are “pass-through” entities that are not subject to federal income tax at the partnership level. However, a partner is allocated its proportionate share of the items of income, gain, loss, deduction and credit of a partnership, and is required to include these items in calculating its tax liability, without regard to whether it receives a distribution from the partnership. We include our proportionate share of these partnership items in our income for purposes of the various REIT income tests and the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we include our proportionate share of assets held through the operating partnership. See “—Taxation of the Company as a REIT—Ownership of Partnership Interests by a REIT” above.

Entity Classification. We believe that the operating partnership and each of the partnerships and limited liability companies in which we own an interest, directly or through another partnership or limited liability company, will be treated as a partnership or disregarded for federal income tax purposes and will not be taxable as a corporation. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income and we could fail to meet the REIT income and asset tests. See “—Taxation of the Company as a REIT—Asset Tests Applicable to REITs” and “—Taxation of the Company as a REIT—Income Tests Applicable to REITs” above.

A partnership is a “publicly traded partnership” under Section 7704 of the Code if:

(1) interests in the partnership are traded on an established securities market; or

(2) interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

Under the relevant Treasury regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership.

The operating partnership currently takes the reporting position for federal income tax purposes that it is not a publicly traded partnership. There is a risk, however, that the right of a holder of the operating partnership units to redeem the operating partnership units for common shares could cause the operating partnership units to be considered readily tradable on the substantial equivalent of a secondary market. Moreover, if the operating partnership units were considered to be tradable on the substantial equivalent of a secondary market, either now or in the future, the operating partnership cannot provide any assurance that it would qualify for any of the safe harbors mentioned above, or that, if it currently qualifies for a safe harbor, the operating partnership will continue to qualify for any of the safe harbors in the future.

If the operating partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Internal Revenue Code. Qualifying income is generally real property rent and other types of passive income. We believe that the operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to our Company in order for it to qualify as a REIT under the Internal Revenue Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences would cause the operating partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

Allocations of Partnership Income, Gain, Loss, Deduction and Credit. A partnership agreement will generally determine the allocation of income and loss among partners. However, those allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the applicable Treasury regulations, which generally require that partnership allocations respect the economic arrangement of the partners. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to the item. The allocations of taxable income and loss provided for in the partnership agreement of the operating partnership are intended to comply with the requirements of Section 704(b) of the Code and the regulations promulgated thereunder.

Tax Allocations with Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss, deduction and credit attributable to a property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, as applicable, the difference between the adjusted tax basis and the fair market value of property at the time of contribution. The difference is known as the book-tax difference. Section 704(c) allocations are for federal income tax purposes only and do not affect the book capital accounts or other economic or legal arrangements among the partners. Under Treasury regulations promulgated under Section 704(c) of the Code, similar rules apply when a partnership elects to “revalue” its assets in limited situations, such as when a contribution of property is made to a partnership by a new partner.

The partnership agreement of the operating partnership requires that these allocations be made in a manner consistent with Section 704(c) of the Code. Treasury regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences, including retention of the “traditional method” or the election of alternative methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. We and the operating partnership generally have used the traditional method of accounting for book-tax differences with respect to the properties initially contributed to the operating partnership in its formation or subsequently acquired by merger or contribution. However, the operating partnership may use an alternative method of accounting for book-tax differences with respect to properties contributed to it or acquired by merger in the future.

In general, if any asset contributed to or revalued by the operating partnership is determined to have a fair market value that is greater than its adjusted tax basis, partners who have contributed those assets, including our Company, will be allocated lower amounts of depreciation deductions from those assets for tax purposes by the operating partnership and increased taxable income and gain on sale. Thus, we may be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of contributed assets. These amounts may be in excess of the economic or book income allocated to us as a result of the sale. In this regard, it should be noted that, as the general partner of the operating partnership, we will determine, taking into account the tax consequences to us, when and whether to sell any given property. See “—Taxation of the Company as a REIT—Annual Distribution Requirements Applicable to REITs.”

We will be allocated our share of the operating partnership’s taxable income or loss for each year regardless of the amount of cash that may be distributed to us by the operating partnership. As a result, we could be allocated taxable income for a year in excess of the amount of cash distributed to us. This excess taxable income is sometimes referred to as “phantom income.” Because we rely on cash distributions from the operating partnership to meet our REIT distribution requirements, which are specified percentages of our REIT taxable income, the recognition of this phantom income might adversely affect our ability to comply with those requirements.

Other Tax Consequences for the Company and Our Shareholders

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our shareholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, a shareholder’s state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult with their tax advisors regarding the effect of state and local tax laws on an investment in our common shares.

A portion of our income is earned through our taxable REIT subsidiaries. The taxable REIT subsidiaries are subject to federal, state and local income tax at the full applicable corporate rates. In addition, a taxable REIT subsidiary will be limited in its ability to deduct interest payments in excess of a certain amount made directly or indirectly to us. To the extent that our Company and our taxable REIT subsidiaries are required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.

Tax Shelter Reporting

If a shareholder recognizes a loss as a result of a transaction with respect to our shares of at least (i) for a holder that is an individual, S corporation, trust or a partnership with at least one partner that is not a “C” corporation, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a holder that is either a “C” corporation or a partnership with only “C” corporation partners, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, such shareholder may be required to file a disclosure statement with the IRS on Form 8886. Direct shareholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

PLAN OF DISTRIBUTION

Except to the extent the Plan Administrator purchases common shares in open market transactions, the common shares acquired under the Plan will be sold directly by us through the Plan.

LEGAL MATTERS

Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania, has provided us with an opinion as to the validity of the common shares offered by this prospectus, as well as certain federal income tax matters.

EXPERTS

The consolidated financial statements and schedule of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

SCHEDULE A

Optional Cash Payment Dates

Threshold Price and Discount Date Set	Optional Cash Payment Due Date	Pricing Period Commencement Date	Pricing Period Investment Date
December 3, 2008	December 5, 2008	December 8, 2008	December 23, 2008
January 5, 2009	January 7, 2009	January 8, 2009	January 26, 2009
February 4, 2009	February 6, 2009	February 9, 2009	February 25, 2009
March 4, 2009	March 6, 2009	March 9, 2009	March 24, 2009
April 3, 2009	April 6, 2009	April 7, 2009	April 23, 2009
May 4, 2009	May 6, 2009	May 7, 2009	May 22, 2009
June 4, 2009	June 8, 2009	June 9, 2009	June 24, 2009
July 6, 2009	July 8, 2009	July 9, 2009	July 24, 2009
August 4, 2009	August 6, 2009	August 7, 2009	August 24, 2009
September 4, 2009	September 8, 2009	September 9, 2009	September 24, 2009
October 5, 2009	October 7, 2009	October 8, 2009	October 23, 2009
November 4, 2009	November 6, 2009	November 9, 2009	November 24, 2009
December 4, 2009	December 7, 2009	December 8, 2009	December 23, 2009
January 4, 2010	January 6, 2010	January 7, 2010	January 25, 2010
February 4, 2010	February 8, 2010	February 9, 2010	February 25, 2010
March 4, 2010	March 8, 2010	March 9, 2010	March 24, 2010
April 5, 2010	April 7, 2010	April 8, 2010	April 23, 2010
May 4, 2010	May 6, 2010	May 7, 2010	May 24, 2010
June 4, 2010	June 7, 2010	June 8, 2010	June 23, 2010
July 6, 2010	July 8, 2010	July 9, 2010	July 26, 2010
August 4, 2010	August 6, 2010	August 9, 2010	August 24, 2010
September 7, 2010	September 9, 2010	September 10, 2010	September 27, 2010
October 4, 2010	October 6, 2010	October 7, 2010	October 22, 2010
November 4, 2010	November 8, 2010	November 9, 2010	November 24, 2010
December 6, 2010	December 8, 2010	December 9, 2010	December 27, 2010
January 4, 2011	January 6, 2011	January 7, 2011	January 25, 2011

Share Distribution Reinvestments (1)

Record Date	Investment Date (2)
December 1, 2008	December 15, 2008
February 27, 2009	March 16, 2009
June 1, 2009	June 15, 2009
September 1, 2009	September 15, 2009
December 1, 2009	December 15, 2009
March 1, 2010	March 15, 2010
June 1, 2010	June 15, 2010
September 1, 2010	September 15, 2010
December 1, 2010	December 15, 2010

(1)	The dates indicated are those expected to be applicable under the Plan with respect to future Distributions, if and when declared by the board of trustees. The actual record and payment dates will be determined by the board of trustees.

(2)	The Investment Date relating to Distributions is also the pricing date with respect to common shares acquired directly from us with such Distributions. See Question 12.

New York Stock Exchange Holidays

	2009	2010
New Year’s Day	January 1, 2009	January 1, 2010
Martin Luther King, Jr. Day	January 19, 2009	January 18, 2010
President’s Day/Washington’s Birthday	February 16, 2009	February 15, 2010
Good Friday	April 10, 2009	April 2, 2010
Memorial Day	May 25, 2009	May 31, 2010
Independence Day	July 3, 2009	July 5, 2010
Labor Day	September 7, 2009	September 6, 2010
Thanksgiving Day	November 26, 2009	November 25, 2010
Christmas Day	December 25, 2009	December 24, 2010

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

1,000,000 Common Shares of Beneficial Interest

Distribution Reinvestment and Share Purchase Plan

December 19, 2008